2006 UPDATE OF RESOURCE SIWASH PROJECT ELK PROPERTY For Almaden Minerals Ltd. By G.H. Giroux, P. Eng., MASc. Giroux Consultants Ltd. And W. Jakubowski, P.Geo. April 6, 2006 Amended March 15, 2007

Page i

Page ii

FIGURES

1	Property Location and Regional Geology Map	6
2	Claim Map	7
3	Plan, Front and Side Sections of Siwash B Vein	16
4	Location of Main Mineralized Veins on the Elk Property	17
5	Current and proposed underground development	21
6	Blank samples of granodiorite core submitted in 2000-03 drill programs	25
7	Lognormal Cumulative Probability Plot for gold assays – Siwash	28
8	Bulk Model	34
9	Comparison of Measured specific gravity to calculated	35
10	B Flat Vein Longitudinal Section	38
11	B Steep Vein Longitudinal Section	39
12	B East Vein Longitudinal Section	40
13	WD Vein Longitudinal Section	41

TABLES

Table	1	:	List of Claims	5
Table	2	:	Summary of Exploration Work Completed from 1986 to 2000	18
Table	3	:	Siwash B Vein Gold Production Summary	20
Table	4	:	List of drill holes completed during 2003 Field Season	22
Table	5	:	Summary of overlapping gold populations	28
Table	6	:	Summary of Semivariogram Parameters for B Veins and WD Vein	31
Table	7	:	Semivariogram parameters for Three Dimensional Kriging	32
Table	8	:	Search Parameters for Two Dimensional Kriging Runs	33
Table	9	:	Search Parameters for Three Dimensional Kriging Runs	34
Table	10	:	Resource Calculated by 2D Methods for B and WD Veins	42
Table	11	:	Resource Calculated by 3D Methods for B veins	42
Table	12	:	Resource Calculated by 2D Methods for B and WD Veins with areas
			estimated in the Bulk Tonnage model removed.	42
Table	13		Resource calculated by 2D methods for B and WD Veins and Bulk
			Tonnage compared to 2004 Estimate	44

APPENDICIES

1	Scatter plots and graphs for QA/QC Study	52
2	Grade Tonnage Tables for 2D Estimates	60
3	Grade Tonnage Tables for 3D Estimate	85

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1.0 SUMMARY AND CONCLUSIONS

This report documents the update to the mineral resource on the Elk property based on additional 2004 – 2005 diamond drilling. Sections of a previously 43-101 compliant resource report, dated May 2004, dealing with parts of the project that have not changed are repeated here in their entirety for completeness.

The Elk property owned by Almaden Minerals Ltd. (‘Almaden’) is located 40 km west of Okanagan Lake approximately midway between Merrit and Peachland. Access to the claims is via the Okanagan Connector (HWY 97C), east from Merrit for 55 km to the Elkhart interchange at Elkhart Lodge.

The property consists of 18 contiguous mineral claims and one mining lease covering 12,277 hectares. The 4 post, 2 post and fractional claims were converted to the computer based MTO claim cells in 2005.

The property was first discovered in the early 1900’s when several short adits were excavated exploring narrow quartz veins hosting lead-zinc-silver-gold mineralization. The area was staked by several companies in the 1960’s and 70’s when the near by Brenda Mine was being developed. The current property was staked in 1986 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. after discovering gold-bearing pyritic quartz veins by prospecting in clearcut logged areas. Prospecting, soil and stream geochemistry, geophysics, trenching and drilling have since discovered a number of gold bearing quartz veins. From 1992 to 1994 a total of 14,720 tonnes have been mined from the Siwash North open pit on the B vein recovering a total of 1,481,000 gms (47,600 ozs) of gold. A decline 985 m in length was developed on the Siwash B vein and several areas were test mined between 1993 and 1995 producing an additional 120,000 gms (3,860 ozs) of gold from 1,780 tonnes of material mined.

The Elk property is underlain by Upper Triassic volcanics and sediments of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake Batholith. Gold-silver mineralization is hosted primarily by pyritic quartz veins and stringers within altered granite and in some cases volcanic rocks. To date a total of eight mineralized vein systems have been discovered on the property. Of these two main veins the Siwash North B Vein and WD Veins have been extensively diamond drilled. The Siwash North B vein has been drill tested and mined by both open pit and underground methods over 950 m strike length. The dip is a shallow -20[o] near surface and steepens to -60[o] at depth. The WD vein is more or less parallel to the B vein about 150 m to the north. Drilling has followed the WD vein for 600 m along strike and 350 m down dip.

The 2005 exploration season focussed on drill testing the WD vein with 36 drill holes totalling 8,395 m completed. As many of these holes also intersected the B vein the resource estimate for both veins was reviewed.

Giroux Consultants Ltd. has been retained to provide an update to the resource present on the Elk Property. Giroux last visited the property and examined drill core during the drill program, on October 28, 2003.

  Quality assurance and quality control on the property has changed with time. Prior to 2000 the entire core was shipped for assay. At Acme about one out of every 20 samples was re-assayed. In addition a limited amount of check assays were shipped to Chemex for reanalysis. From 2000 to 2005 every twentieth sample was duplicated by taking a quarter split and assigning it the next sequential sample number. Blank samples were submitted to the lab at the same frequency as the duplicates. The blanks were taken from unaltered granodiorite core that contained no quartz veining. In addition Acme routinely re-assays splits from pulps and rejects.
  During the 2003 to 2005 drill programs a set of prepared standards obtained from CDN Resource Laboratories was introduced into the assay stream. The results of the QA\QC program instituted on the Elk property has shown reasonable reproducibility, no analytical or sampling bias and large random errors consistent with high grade gold deposits.
  Gold assays were examined using graphical and statistical techniques and as a result capped at 302 g Au/t (8.8 oz/t). A total of 12 assays were capped.
  The resource for the Siwash North B vein and WD veins was first calculated using a two dimensional method which involves estimating thickness and gold accumulation (thickness x gold grade) for a number of blocks located in the plane of the vein. For each drill hole that intersected a vein, a true thickness was calculated. For each vein the intersections were rotated in the horizontal and vertical planes as required to produce a long section that approximated the true vein surface. A grid of blocks 10 x 10 m for the B Vein and 20 x 20 m for the WD veins were superimposed on the long section and estimated by ordinary kriging.
  The B vein was subdivided into three domains for estimation based on vein structure. Due to the change in dip a Flat near surface segment that included the open pit was estimated east to the RBF Fault trace and where the vein steepened below the 1600 level a Steep segment was estimated. The third B vein domain was east of the RBF fault. During the 2004-05 drilling no new holes tested the B vein Flat segment so the resource reported for that part of the vein is identical to the resource reported in May 2004.
  From the two dimensional study a total measured plus indicated resource for the B and WD veins at a 7.0 g Au/t cutoff was 270,000 tonnes averaging 27 g Au/t. An additional 193,000 tonnes averaging 15 g Au/t was classed inferred.
  The Siwash North B vein when it crosses from granodiorite to quartz monzonite tends to split up with less continuous parallel splays produced. The tonnages and resource presented above in the two dimensional approach ignored the parallel splays. The WD vein has a similar situation with several parallel smaller splays, but only the WD vein, was estimated. To allow for the possibility of open pit mining the Siwash North B vein east of the existing pit, the splays were combined with the main B vein and internal waste between them assigned a grade of 0.001 g Au/t. A three dimensional solid was produced to encompass all the mineralization and a three dimensional block model was estimated. It must be noted that the tonnage and volume contained within this model would include significant parts of the B Flat, B Steep and B East vein resource estimated in the 2D approach above.

  Using this three dimensional approach at a 1 g Au/t cutoff a total of 630,000 tonnes averaging 4.7 g Au/t would be considered measured plus indicated and an additional 1,095,000 tonnes averaging 5 g Au/t would be inferred.
  The total resource with the overlapping parts of the 3D Bulk Tonnage model and the 2D Resource method removed is compared to a similar volume estimated in 2004 to demonstrate the additional tonnage outlined in the 2004-05 drill campaign.

Resource calculated by 2D methods for B and WD Veins and Bulk tonnage Compared to 2004 Estimates

		Measured plus Indicated				Inferred
Area	Au Cutoff	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(g/t)		Au (g/t)	Ounces Au		Au (g/t)	Ounces Au
May 2004 Resource Estimate
B Flat Vein (excluding
Mined areas)	7.0	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7.0	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7.0	2,800	19.43	1,700	25,800	14.96	12,400
WD Vein	7.0	42,600	29.82	40,800	98,700	14.69	46,600
Bulk Open Pit Target	1.0	564,100	4.36	79,100	1,138,900	3.13	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800
March 2006 Resource Estimate
B Flat Vein (excluding
Mined areas)	7.0	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7.0	51,000	44.14	72,400	114,000	16.21	59,400
B East Vein	7.0	9,000	17.69	5,100	26,000	13.88	11,600
WD Vein	7.0	137,000	21.77	95,900	46,000	11.05	16,300
Bulk Open Pit Target	1.0	630,000	4.71	95,300	908,000	3.46	101,000
Total		846,100	10.48	285,100	1,094,500	5.36	188,400

  Additional drilling is recommended to test for extensions to the Siwash North B vein and WD vein systems. The bulk mining scenario should be examined by a mining engineer with a pit optimized on the three dimensional block model.

2.0 INTRODUCTION AND TERMS OF REFERENCE

This report on the Mineral Resource on the Elk Property, Siwash Project was completed at the request of Almaden Minerals Ltd. The purpose of this study was to update the mineral resource present within the Siwash North B Vein and WD vein using the additional drill hole information collected in 2004 and 2005.

The report is based on the available data and literature supplied by Almaden. The property was visited on October 28, 2003 by G. Giroux where drill core and surface outcrops were examined. No samples of core or trenches were taken during this site visit.

3.0 PROPERTY DESCRIPTION AND LOCATION

3.1 Location and Access

The Elk property is located 40 km west of Okanagan Lake in southern British Columbia, approximately midway between the towns of Merrit and Peachland, within the Similkameen Mining Division (see Figure 1).

The Centre of the Property is located at latitude 49o 50’ N and longitude 120 o 19’ W. The property straddles the NTS map sheets 082E071, 092H078 to 80 and 092H089.

Access to the claims is excellent, by following the Okanagan Connector (HWY 97C) east from Merritt for 55 km to the Elkhart interchange. If approaching from the east the same Highway would be followed some 55 km west from Peachland. This highway passes through the northern most claims in the property (see Figure 2. From the Elkhart interchange gravel roads and trails provide access to most parts of the claim block.

3.2 Claim Information

The Elk property consists of 18 contiguous mineral claims and one mining lease covering 12,277 hectares (Table 1). Initial staking was undertaken in November 1988 (160 units) with additions in early 1987 (60 units), 1988 (32 units) and 1989 (199 units). A block comprising 72 units was optioned from Mr. Donald Agur of Summerland, B.C. in October, 1988. Claim acquisition and subsequent work were conducted by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. until April 1995 when Fairfield assumed operations. Placer Dome Inc. entered into an option agreement on the property in March 1988 and withdrew in March 1991. Fairfield Minerals merged with Almaden Resources Corporation in February 2002 and the claims were transferred to the amalgamated company Almaden Minerals Ltd. The claims are 100% owned by Almaden Minerals Ltd. with the exception of the Agur Option block (72 units) on the south side of the property, which is subject to 1% NSR from production.

The 4 post, 2 post and fractional claims were converted to the computer based MTO claim cells in 2005.

     Table 1: List of Claims

MINERAL CLAIMS AS AT DEC 31, 2005

Claim	Claim	No.	Record	Expiry
Name	Type	Units	Number	Date
ELK05A	Cell	1	516781	12/01/2015
ELK05B	Cell	2	517116	12/01/2015
No Name	Cell	1	517045	12/01/2015
NoNameConv	Cell	25	516717	12/01/2015
NoNameConv	Cell	30	516725	12/01/2015
NoNameConv	Cell	25	516727	12/01/2015
NoNameConv	Cell	25	516731	12/01/2015
NoNameConv	Cell	71	516732	12/01/2015
NoNameConv	Cell	45	516733	12/01/2015
NoNameConv	Cell	30	516739	12/01/2015
NoNameConv	Cell	70	516740	12/01/2015
NoNameConv	Cell	8	516743	12/01/2015
NoNameConv	Cell	61	516750	12/01/2015
NoNameConv	Cell	57	516755	12/01/2015
NoNameConv	Cell	49	516757	12/01/2015
NoNameConv	Cell	54	516759	12/01/2015
NoNameConv	Cell	30	516761	12/01/2015
NoNameConv	Cell	5	519105	12/01/2015
SIWASH
NORTH	lease	1	308695	14/09/2006

Almaden Minerals Ltd.
ELK PROPERTY
CLAIM AND AREA
LOCATION MAP
SCALE 1 : 50,000
FIGURE 2
ALMADEN MINERALS LTD.

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFASTRUCTURE AND PHYSIOGRAPHY

The Elk property is located within the Trepanege Plateau highlands on heavily forested hilly terrane. Elevations range from 1300 to 1750 m above sea level. The area is blanketed by a layer of glacial till, of varying thickness and as a result outcrop is scarce.

Forest cover consists mainly of lodge pole pine with some balsam, sub-alpine fir and spruce. Alders are confined to along streams and in marshes.

The climate in the claim area is common to the Okanagan Highlands ecosection with moderately short warm summers and cold winters. Temperatures range from 13o to 18 o C in the summer months of July to September and -5 o to -12 o C in the winter months of December to February. Precipitation averages about 500 mm per year with the wettest months of June and December averaging about 60 mm.

The main industries within the area are cattle ranching and logging. Recreational fishing is available on small lakes within the area. The dense forest cover also supports hunting of deer, moose and game birds.

The Okanagan Connector (Highway 97C) crosses the northern limit of the claims and provides excellent access to both the coast and the interior. A single phase power line ends at Elkhart Lodge two kilometres from the mine site. The major city of Kelowna is located 70 km east of the property and has a large labour force, airport, supplies and equipment.

5.0 HISTORY

The history for this property has been summarized well in the assessment reports submitted by W. Jakubowski (Jakubowski, 2005) and is reproduced here.

“During the first half of the 20th century the El Paso adit was driven into volcanic rocks in the area currently covered by the claim with tenure number 516759. Quartz vein-hosted lead-zinc-silver-gold mineralization was encountered. No production of ore was achieved.

Between 1955 and 1995 Don Agur of Summerland, B.C. prospected and trenched the north and west parts of the present Elk property area, as well as to the south along Siwash Creek.

Phelps Dodge Corporation of Canada Ltd. carried out copper exploration during 1972 which included mapping and soil geochemistry in the area of the present claims with tenure #’s 516759 and 516757.

Utah Mines Ltd. conducted mapping, geochemistry, IP geophysics and trenching to evaluate copper mineralization on their Siwash claim group which, in part, covered the present tenure # 516759.

Brenda Mines Ltd. worked on the Siwash claim group, which included the area now comprising the southern part of the Elk property. A rigorous copper exploration program including mapping, soil geochemistry, geophysics, trenching and diamond drilling was undertaken between 1979 and 1981. Work was done on the area currently covered by the claims with tenure #’s 516755, 516757 and 516759.

Exploration for molybdenum was undertaken by Cominco Ltd. during 1980 on the claims with tenure #’s 516727, 516731, 516733 and 516740. Work included geological mapping and soil geochemistry.

No significant discoveries resulted from any of the above programs.

The Elk 1 to 27 claims (present claim tenure #’s 516733, 516740, 516743, 516759) were staked in November 1986 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. to cover new showings of gold-silver mineralization hosted in pyritic quartz veins cutting a granite batholith and andesite dykes. Preliminary hand trenching and soil sampling were conducted.

During 1987, widespread and detailed grid soil sampling programs were undertaken to define areas anomalous in gold. Nine trenches, totalling 1528m, were excavated in two areas (Discovery and South Showings) to test soil geochemical targets, and exposed quartz veins and altered breccias hosted in granite. IP, magnetometer and VLF-EM geophysical surveys were carried out over the trenched areas. The Elk 28 to 30 claims (present claim tenure #’s 516740, 516759, 516761) were staked in September 1987 to acquire ground along projections of favourable geochemical trends.

The 1988 program included collection of 2246 soil samples on the claims acquired in 1987 and trenching in Siwash North and Elusive Creek areas. Four kilometres of road was constructed for access and eleven trenches totalling 2884 metres which exposed quartz vein-hosted gold mineralization were mapped and sampled. The Elk 31 to 37 claims (present claim tenure #’s 516732, 516757, 516759, 516755) were staked to cover adjacent favourable areas.

During the 1989 field season, the Elk 38 to 73 claims (present claim tenure #’s 516727, 516731, 516732, 516755, 516781) were staked to cover projections of anomalous soil geochemical trends. Fifty line-km of VLF-EM and magnetometer surveys were carried out in the Siwash Lake and Siwash North areas and 4865 soil samples were collected on the new claims. A total of 56.25 km of baseline was cut to provide control for soil sampling and geophysical surveys. In the South Showing, Siwash North and Siwash Lake areas 2223 linear metres of bedrock were exposed in 25 trenches. The high grade gold bearing quartz vein system in the Siwash North area was further delineated over a strike length of 750m. Twelve diamond drill holes (752m) tested the down dip continuity of this system. The drill core was logged, split sampled and photographed. Samples were shipped to Acme Analytical Labs for assay and analysis. All diamond drill core has been stored on site.

During 1990 5168.34m of HQ diamond drilling in 58 holes was carried out in the Siwash North area on a 50 m grid spacing. Quartz vein hosted gold mineralization in the Siwash North area was further exposed by seven trenches and three stripped areas totalling 544 linear metres. Diamond drilling in the Siwash Lake area consisted of 259.08m of HQ core in four drill holes (SLD90-56 to 59). Six trenches and one stripped area totalling 607 linear metres of bedrock exposure were excavated in the Siwash Lake area. Soil sampling on the northern Elk claims was concentrated in the Siwash Lake area where 250 fill-in samples were collected around anomalous coarse grid stations. One thousand two hundred and fifty-four grid soil samples were collected on southern Elk claims. Magnetometer and VLF-EM surveys (50 line km) were carried out on the Agur Option area on flagged lines 100m apart.

Exploration on the Elk claims during the 1991 field season consisted of diamond drilling, trenching and aerial photography. Thirty seven new holes were drilled and two were deepened for a total of 6608.38m in the Siwash North area to test down dip and on-strike continuity of quartz vein-hosted gold mineralization discovered by previous work. The drill core was logged at 1:50 and 1:100 scales, photographed and sampled. Five hundred and ninety eight samples were taken and sent to Acme Analytical Labs for gold assay and analysis. One trench was dug in the End Zone, 200m southwest of Siwash Lake, to further expose a quartz vein discovered by trenching in 1990. The vein is continuous across the entire length of the 45m trench. Thirty two rock chip samples were collected and sent to Acme for gold assay and analysis.

An area four by eight kilometres centered over the Siwash North area was aerially photographed in colour and black and white, at 1:8,000 and 1:15,000 scales.

During 1992, a bulk sample was extracted from an open pit on the Siwash vein in the Siwash North area. It totalled 2,040 tonnes (2240 tons) and averaged 137.7 g/t (4.016 oz/t) gold. A small crushing/sampling plant was installed for grade control.

The bulk sample was shipped to Noranda's Horne smelter in Rouyn-Noranda, PQ for metallurgical testing and smelting.

A total of 79 reverse-circulation holes were drilled in September and October to test for further open pitable reserves. A total of 223 reverse circulation chip samples were shipped to Acme Analytical Labs for assay and analysis.

In 1993 open pit mining continued with the extraction of 3,387 tonnes (3733 tons) of bulk sample material grading 105.6 g/t (3.080 oz/t) Au. Eleven reverse-circulation drill holes totalling 942 metres tested the vein to the south and east of the open pit. The material was crushed on site to minus 6 inches and then shipped to ASARCO's smelter in Helena, Montana.

A portal was collared on June 28 and 480 metres of decline was driven at -15 percent to access high-grade shoots. Two vein drifts were developed for test mining, the 1570 level on the steeply dipping limb of the vein, and the 1611 level immediately down dip from the central core of the open pit on the flat dipping limb. Drifting on the 1570 level produced about 140 tonnes (154 tons) of ore grading 38 g/t (1.108oz/t), whereupon the drift was abandoned and refilled due to poor ground conditions. Three raises at 5 metre centres, totalling 36 metres in length, were driven up dip from the 1611 level drift. Following development of the raises, the quartz vein was stoped from the pillars producing about 315 tonnes (347 tons) of ore grading approximately 70 g/t (2.042 oz/t ) Au.

In 1994 the Company received a small mine permit, the open pit was expanded and 9,180 tonnes (10,119 tons) of ore grading 91.5 g/t (2.669 oz/t) were extracted. Underground, the 1611 level drift was extended to the west. Five raises were added and the existing ones lengthened to the 1620m elevation. Approximately 1,200 tonnes (1323 tons) of quartz vein material grading about 78 g/ton (2.275 oz/t) Au was extracted. An underground diamond drilling program was carried out between April 7 and May 31, with

5,011m of core drilled in 84 holes from the existing decline to define ore reserves. A total of 448 core samples were collected.

Further underground development was undertaken on completion of the open pit, with the main decline being extended 330 metres. A second decline branched east from the main ramp, for a length of 185 metres. Test mining was carried out on two levels. A longhole stoping test on the 1584 level produced 95 tonnes (105 tons) at 16.5 g/t (0.481oz/t) from drifting on the ore. Longhole blasting produced excessive dilution and most of the material remains in the stope. On the 1589 level, a shrinkage stope test was undertaken. Stoping proceeded about 6 metres up dip along the 30 metre length of the drift. About 105 tonnes (116 tons) at 15 g/t (0.438 oz/t) Au were hauled to surface. However, much of the material remains in the stope.

Exploration on the Elk claims in 1995 consisted almost entirely of diamond drilling. Two hundred and seventeen underground diamond drill holes (7,612 m) were drilled from the decline ramp in the vein footwall, between April 13 and August 12, to test grade and continuity of the mineralized zone. A total of 918 core samples were collected from underground holes and sent to Acme Analytical Laboratories for gold assay and analysis.

Surface diamond drilling was undertaken between June 21 and September 22. In the Siwash North area, 70 holes were drilled (4,645 metres). In the Lake Zone area, 7 holes (477m) were completed. Two holes (102m) were drilled on the Great Wall Zone, and four holes on the End Zone (187m). Six holes were drilled on Discovery Showing and nine holes on the South Showing areas (397m and 481m respectively). In all, 6289 metres were drilled in 98 surface holes. A total of 581 core samples were collected and sent to Acme Analytical Labs for assay and analysis.

A small trench measuring about 10m along strike and 4m wide was dug at the Great Wall Zone to test the grade of a quartz vein encountered during road construction. A ten centimetre vein trending 55 degrees and dipping 60 degrees to the south was exposed. Two 0.5m square panel samples were taken across the vein and returned grades of 0.51g/t (0.015 oz/t)and 0.99 g/t (0.029 oz/t) Au. A total of 38 soil geochemical samples were taken to the east of the clear-cut in the Siwash North area. Prospecting in areas of anomalous samples uncovered quartz vein float which assayed 47.35 g/t (1.381 oz/t) Au. Two test pits were dug in the southern South Showing area.

The 1996 program consisted of 6,946.34m of NQ diamond drilling in 88 holes. Five holes were drilled in the Siwash North Deep B area (1120.14m) . The mineralized structure was intersected in all holes. The proposed Phase 5.5 open pit, east of the existing pit, was detail drilled with 1997.02m of NQ core in 38 holes. This allowed the definition of an indicated resource of 503,000gm Au (16,200 oz) for the area of the proposed pit. The WD zone, located 200m north of the Siwash B zone structure, was tested with 25 holes in 2308.84m resulting in an inferred resource block of 569,000 gm Au (18,290 oz). The source of the anomalous soil geochemistry in the East Slope area was evaluated with 9 holes (564.39m) with poor results. Four holes (399.08m) were drilled to test the source of the anomalous soil geochemistry and VLF conductor in the Gold Creek East area. Numerous small veins with poor to moderate values were intersected. The source of the anomalous soil geochemistry in the Gold Creek West area was evaluated with 7 NQ holes (556.87m) . A mineralized quartz vein was intersected with 11.8 g/t (0.381 oz) over a true width of 0.5m. A total of 1161 core samples were sent to Acme Analytical Laboratories for gold analysis. The area immediately to the south and east of the Siwash North drill grid was detail soil sampled at 25 X 50m spacing for a total of 367samples.

Reclamation and site cleanup was undertaken during 1997. The overburden cover was completed on the East waste dump and much of the mine equipment was transported to Savona, B.C. for storage or sale. Limited prospecting, sampling and environmental monitoring were carried out between 1997 and 1999 on the Elk property.

During 2000 twelve NQ diamond drill holes (1414m) tested the WD, B Zone and Gold Creek vein systems. Four holes were drilled into the WD zone to expand the then current 18,000 oz inferred resource block. The WD veins were intersected in all holes close to the projected depths with grades up to 41.03 g/t Au over a true width of 0.50m. The area of the proposed Phase 5.5 open pit located about 200m to the east of the existing pit had been drilled extensively to establish a resource estimate for pit planning purposes. Three holes were drilled on the east side of the proposed pit to increase the sample density. The Gold Creek West vein, located approximately 450m southwest of the existing open pit, was first drilled in 1996. Five holes were drilled to test the vein continuity at 50m intervals between sections 1700E and 1890E. The vein was intersected at the projected location with grades up to 16.55g/t Au over a true width of 0.50m. The vein steepens from about -30o on sections 1750E and 1700E to -60o on section 1840E and east. The exploration field camp located on Camp Creek that was used from 1987 to 1996 was completely disassembled.

A trenching program was carried out in the Siwash East area during October of 2001. A total of six trenches with a cumulative length of 202 meters located the source of mineralized quartz float discovered by prospecting. The trenches exposed narrow quartz veins adjacent to an east-west trending andesite dyke with grades of up to 21.7 g/t Au from a 0.5 by 0.5 meter panel sample.

During the 2002 field season twenty six NQ diamond drill holes (4496m) tested the WD, B Zone, Gold Creek West and Bullion Creek vein systems. Seven holes were drilled into the WD zone to determine the extent of the known shoot. The WD veins were intersected in all holes close to the projected depths with grades up to 91.22 g/t Au over a true width of 0.50m. Eleven holes were drilled into the Deep B shoot located immediately below the existing underground development to fill-in the drill spacing to less than 25 meters and to define the perimeter of the known mineralization. Two holes were drilled on the west side of the existing open pit to help determine the feasibility of a pit expansion to the west. The Gold Creek West vein located approximately 450m southwest of the existing open pit was tested with four holes in two 50 meter step-outs to the west of the existing grid. Two holes were drilled into the Bullion Creek structure located 700 meters to the north of the open pit to test a geochemical anomaly.

In 2003, a total of 6570 meters of NQ diamond drilling in 30 holes was carried out in the Siwash North area to further test the WD zone. A sub parallel vein, the WD2 vein, was intersected about 30m below the WD vein on the west side of the grid and found to contain significant gold grades.”

6.0 GEOLOGY

6.1 Regional Geology (taken from King and Minfile Database)

The Elk property, located within the Intermontane tectonic belt of south-central British Columbia, is underlain by Upper Triassic volcanics and sediments of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake batholith (see Figure 1). The contact between the Nicola and Osprey Lake batholith trends NNE across the western part of the claim block. Early Tertiary quartz feldspar porphyry dykes and stocks from the Otter Intrusives occur within the property. Breccias consisting of rounded volcanic, dioritic and granite fragments in a granitic matrix cross cut Nicola, Osprey Lake and Otter rocks. The breccia units, which may be parts of major fault structures, form elongate bodies 5 to 30 metres wide striking north-easterly. The youngest units mapped on the property are andesite dykes which cut all of the above lithologies.

6.2 Local Geology

Nicola Group lithologies mapped on the Elk property consist of dark greyish green massive, basaltic andesite (some porphyritic containing pyroxene and/or amphibole phenocrysts and some containing 0.5 mm laminae of sand-sized black grains); pale grey-green siliceous laminated tuff; and brownish green to pale green agglomerates containing fragments from 5-50 cm in size.

The Osprey Lake batholith is composed of pinkish grey, medium to coarse-grained, equagranular quartz monzonite to granodiorite. Pink, sugary textured aplite dykes often cut the quartz monzonite. Less common quartz diorite stocks, thought to be related to the batholith, and dykes of quartz monzonite and hornblende-biotite-quartz monzonite occur locally.

The Otter Intrusions are made up of quartz feldspar porphyry, feldspar porphyry and quartz-biotite-feldspar dykes and stocks.

The younger andesite dykes are dark greyish green, fine grained and vary in thickness from 30 cm to 5 metres. Mineralization appears to be spatially associated with these (Tertiary?) andesite dykes which are locally cut by quartz veins.

6.3 Alteration

The Nicola volcanics and sediments are occasionally silicified, carbonatized or epidote altered. Within the Osprey Lake batholith alteration consists of weak to strong propylitic, argillic, phyllic and silicic assemblages. The Otter quartz feldspar porphyry is extensively clay altered while the andesite dykes are commonly muscovite-altered with brown weathering.

Stronger alteration generally accompanies higher gold grades. The following types of alteration have been recognized in the granitic rocks found on the Elk property, namely:

  propylitic – light green with biotite and hornblende altered to chlorite and plagioclase saussuritized. In volcanics the colour is generally olive green and the rocks are soft.
  argillic – bleached rock with plagioclase white and clay altered and potassium feldspar slightly altered. Volcanics are bleached to light green or grey.

  sericitic – pale green with a micaceous sheen with plagioclase altered to sericite. This style of alteration is often associated with quartz veins and appears to be the lowest grade alteration associated with gold mineralization.
  potassium feldspar stable phyllic – light pink green or yellowish with potassium feldspar fresh, pink and blocky. Plagioclase and mafic minerals are altered to fine-grained quartz-sericite-pyrite. This style of alteration is often associated with gold mineralization in veins.
  phyllic – generally grey, fine-grained quartz-sericite-pyrite alteration usually associated with gold bearing quartz veins.
  advanced argillic – often sheared and white in colour with most or all feldspar destroyed and quartz free-floating. Often associated with quartz veins. Volcanic rocks are white or blue in colour.
  silicic – quartz veining or replacement with moderate conchoidal fractures.

There is a strong symmetrical zoning reported for alteration surrounding quartz veins, ranging outward from vein to advanced argillic to phyllic to potassium feldspar stable phyllic to argillic to propylitic.

Locally and apparently unrelated to mineralization potassic alteration, skarnification and silicification are evident.

6.4 Structure

The Nicola volcanics and sediments on the west side of the Elk property dip approximately 60o W and form the east limb of a syncline trending roughly north-south and with axis about 5 km west of the property. The contact between Nicola volcanics and Osprey Lake granodiorite trends NNE and dips irregularly and moderately to the east.

Several prominent linear features occupied by Siwash Creek, Elusive Creek and an unnamed creek trend north to northeast. Subtle east-northeast lineaments interpreted from air photographs are thought to be vein structures occurring within the granitic rocks of the Osprey Lake Batholith.

A fracture/fault system striking 60o to 80o and dipping from 20o to 75o to the southeast controls the predominant Siwash North Vein System made up of the WD, B, A, E and X veins. A second fracture set located about 400 metres southwest of the Siwash North system strikes 110o to 160o and dips 45o to 60o southwest, hosts the Gold Creek West Zone.

Peter Lewis examined exposures of the Siwash North vein in the open pit area and concluded the veins could be divided into three segments (Lewis, 2000). The western most segment consists of sub-parallel, southeast dipping, en-echelon veins concentrated within a 10 m wide zone. The central segment consists of a single south-dipping structure. The eastern segment consists of several sub-parallel splays. Both the western and central segments dip to the south at shallow angles near surface (about 20o) and steepen abruptly to 60o to 70o below the open pit or below 1625 elevation. Veins in the eastern segment have consistent moderate dips.

7.0 DEPOSIT TYPE

Gold mineralization found on the Elk property occurs within narrow, structurally controlled pyritic gold-silver bearing quartz veins with characteristics similar to mesothermal deposits. Mesothermal deposits are defined by Park and MacDiarmid (Park and MacDiarmid, 1964) as deposits formed at moderate temperatures (200-300o C) and pressures.

Fluid inclusion studies (Geiger, 2000) indicate a lithostatic pressure of 2.5 kilo bars and a minimum temperature of formation of 250o C which would be indicative of a depth of approximately 7 km.

The veins occur in granitic rocks near the contact between a major batholith and basaltic volcanic rocks. The gold-silver mineralization is thought to be Tertiary in age and associated with the intrusion of the Tertiary Otter dykes and stocks.

7.1 Geologic Model

The geological block model for Siwash was based on the structural interpretation of the various veins. The main Siwash North B vein system was modeled using the recorded structure as a guide. The RBF fault was used to separate the vein into a western segment striking more or less grid east-west and an eastern segment (B East) striking N 60o E dipping about 20o S. The western segment was further subdivided into a near surface flat dipping (20o S) segment labelled B Flat which extends from surface down to 1610 elevation and a more steeply dipping segment below 1610 elevation dipping about 60o S labelled B Steep (see Figure 3).

8.0 MINERALIZATION

Gold-silver mineralization on the Elk property is hosted primarily by pyritic quartz veins and stringers within altered granite and in some cases volcanic rocks. Cross cutting relationships have indicated the veins are Tertiary in age and quite possibly related to the Tertiary Otter Intrusions.

Gold occurs primarily as fine grained native gold (less than 50 microns) in fine flakes within quartz, in quartz-pyrite stockworks and in fractures within veins. Gold is closely associated with pyrite with minor minerals such as chalcopyrite, sphalerite, galena, tetrahedrite and pyrrhotite sometimes present.

Gangue mineralogy consists of quartz and altered wall rock clasts with minor amounts of ankerite, calcite, barite and fluorite occurring locally.

To date eight mineralized vein systems have been identified by either drilling, trenching or prospecting on the Siwash (Elk) Property. These systems have been discussed in detail in King, 2001 and will not be reproduced here. The two main veins systems for which a resource has been calculated are the Siwash North and WD veins (see Figure 4).

The Siwash North B Vein is the most significant vein on the property at this time and has been drill tested and mined by both open pit and underground methods. This vein has been traced over 950 m of strike length along a north-easterly direction and ranges in width from 0.1 to 3 m

PLAN VIEW
EAST B VEIN
FLAT B VEIN
STEEP B VEIN
RBF FAULT
TRACE
SECTION LOOKING
NORTH
SECTION LOOKING
WEST
1700E
1800E
1900E
2000E
2100E
2200E
2300E
2400E
2500E
2600E
2700E
2800E
2900E
3000E
3600N
3500N
3400N
3300N
3200N
1650
1600
1550
1500
1450
1400
1350
1300

     Figure 3: and Three Zones to be Estimated Plan, Front and Side Sections of Siwash B Vein showing Drill hole Composites in true width. The dip is shallow averaging about 20o near surface and below about 1610 elevation the dip steepens to from 60 to 75o. The vein begins near the volcanic/granodiorite contact and extends eastward in granodiorite as a more or less discrete vein. As the vein approaches and crosses the granodiorite/quartz monzonite contact it splits into a number of splays labelled Ba, Bb, Bc etc.

A number of individual ore shoots have been delineated by extensive diamond drilling, both from surface and underground. The most prominent of these shoots has been called the Mother Shoot and is located near the western end of the Siwash North B Vein within the granodiorite. This Mother Shoot is about 200 m in length and has been mined near surface in an open pit and tested at depth by underground development.

Along strike several other veins numbered A, C, D, E, F and X have been identified over short intervals but are not considered in this resource estimate.

The second vein of interest is the WD vein located roughly parallel to the B vein some 140 m north. This structure has been trace over 600 m along strike and 350 m down dip by surface diamond drilling. True widths vary from ..3 to 1.2 m. A second lower vein labelled WD2 or WDb has been identified on a number of sections but at this time is still too discontinuous to estimate.

Figure 4: Location of Main Mineralized Veins on the Elk Property

9.0 EXPLORATION

9.1 Surface and Underground Exploration

The various exploration programs completed on this property from 1986 to 2000 have been described in detail by L. King (King, 2001) and are not reproduced here. The following table contains a summary of the kind and amount of exploration completed up to 2000. In 2004 property work consisted of minor trenching and road building, 15.8 km. of magnetometer survey and 44 NQ diamond drill holes totalling 10,265 m. During 2005 additional roads were constructed and 36 NQ diamond drill holes were completed totalling 8,395 m.

Table 2:
Summary of Exploration Work Completed from 1986 to 2005

Type of Work	Year	Amount of Work
Geochemical Soil Surveys	1986-1996	17,400 Samples taken
Litho Geochemical Samples	1987-1992	5,728 Samples taken
Metallurgical Samples	1990	4 taken
Geological Mapping	1997-98, 1990, 1992	4,110 hectares mapped
Trenching	1986-1996	7,905 metres
	2001	202 metres
	2004	20 metres
Road Building	1987-88, 1990-91	14.9 km of road built
	2004	500 metres
	2005	350 metres
Legal Surveys	1990-92	1,824 km
Geophysical Surveys	1987, 1989	Mag. 105 km, IP 4.5 km
	2004	Mag. 15.8 km
	1992	UTEM 1.8 km
Diamond Drilling	1989-91, 1994-96	610 holes 37,464 m
	2000	12 holes 1,414 m
	2002	26 NQ holes 4,996 m
	2003	30 NQ holes 6,570m
	2004	44 NQ holes 10,265m
	2005	36 NQ holes 8,395 m
Reverse Circulation Drilling	1992, 1993	90 holes 3,626 m
Underground Exploration &	1993-1995	1,658 m 1,960 tons mined, 3,860 oz Au
Development		Produced
Open Pit Bulk Sampling & Limited	1992-1994	480,000 m3 waste 16,230 tons mined
Mining		47,600 oz Au produced
Reclamation	1989	15 hectares
From King, 2001 and Assessment Reports 16644, 18511, 19489, 19835, 21443, 22368

6.2 Mining Summary (Jakubowski, 2000)

During 1992 a small open pit (Bulk Sample) was excavated to mine the near surface exposure of the Siwash B vein. In this area the vein is shallow dipping with high gold grades and an average thickness of 0.3 m. The mining procedure was highly selective and tightly controlled using small equipment. The bulk sample totalled 2,040 tonnes (2240 tons) and averaged 137.7 g/t (4.016 oz/t) gold. A small crushing/sampling plant was installed to provide grade control.

Ore was shipped to Noranda’s Horne smelter in Rouyn-Noranda, Quebec for metallurgical testing and smelting.

In 1993 open pit mining continued with the extraction of 3,387 tonnes (3733 tons) of bulk sample material grading 105.6 g/t (3.080 oz/t) Au. The material was crushed on site to minus 6 inches and then shipped to ASARCO's smelter in Helena, Montana.

In 1994, the Company received a mining permit and the open pit was expanded and 9,180 tonnes (10,119 tons) of ore grading 91.5 gm/t (2.669 oz/t) were extracted.

From 1992 to 1994 a total of 14,720 tonnes of vein material was mined from the top 40 metres of the B Vein producing 1,481,000 gms (47,600 ozs) of gold. A total of about 1.25 million tonnes of waste was taken from the hanging wall of the vein to allow extraction. The average grade of mined vein material was 100.6 g/t (2.93 oz/ton) gold.

In 1993 a program of underground development was initiated to test both the shallow and more steeply dipping portions of the B Vein. A decline, 985 m in length was driven at -15o in the footwall of the B Vein to access high grade gold shoots. Two vein drifts were developed for test mining, one on the 1570 level to access the steeply dipping limb of the vein, and a second on the 1611 level immediately down dip from the central core of the open pit on the flat dipping limb. Drifting on the 1570 level produced about 140 tonnes (154 tons) of ore grading 36 gm Au/t (1.1 oz/t), whereupon the drift was abandoned and refilled due to poor ground conditions. Three raises at 5 metre centres, totaling 36 metres in length were driven up dip off the 1611 level drift. Following development of the raises, the quartz vein was stoped from the pillars producing about 315 tonnes (347 tons) of ore grading approximately 70 gm/t (2.042 oz/t) Au. A total of 175 m of drifting on veins was completed on four levels.

During 1994, the 1611 level drift was extended to the west. Five raises were added and the existing ones lengthened to the 1620m elevation. Approximately 1,200 tonnes (1323 tons) of quartz vein material, grading about 78 gm/t (2.275 oz/ton) Au, were extracted. An underground diamond drilling program was carried out between April 7 and May 31, with 5,000 m of core drilled in 84 holes from the existing decline to define ore reserves. A total of 448 core samples were collected.

Further underground development was undertaken on completion of the open pit, with the main decline extended 330 metres. A second decline branched east from the main ramp, for a length of 185 metres. Test mining was carried out on two levels. A longhole stoping test on the 1584 level produced 95 tonnes (105 tons) at 16.5 gm/t (0.48 oz/ton) from drifting on the ore. Longhole blasting produced excessive dilution and most of the material remains in the stope. On the 1589 level, a shrinkage stope test was undertaken. Stoping was completed about 6 metres up dip along the 30 metre length of the drift. About 105 tonnes (116 tons) at 15 gm/t (0.438 oz/t) Au were hauled to surface, however, much of the material remains in the stope.

In 1995 a mining engineer, J. McCormack was retained to summarize the Reserves and Project Economics of the Siwash Gold Mine. He concluded that the test mining showed the hanging wall ground conditions within 1.5 to 2 m of the vein are poor due to extensive faulting, jointing and intense alteration. As a result all underground openings require substantial support during mining operations. McCormack recommended panel stoping for flatter lying ore bodies and conventional cut and fill for steeply dipping veins. McCormack further concluded that concern over ground conditions, vein continuity and a limited reserve made committing to an underground production program risky at that time. A summary of the mining production is reproduced from the report by J. McCormack, 1995 as Table 3 and a plan is shown as Figure 5.

Table 3:

Siwash B Vein Gold Production Summary

Date	Mining Method	Tons	Tonnes	Ounces	Grams	Average
		Mined	Mined	Mined	Mined	Grade in g/t
1992	Open Pit	2,250	2,041	9,000	279,931	137
1993	Open Pit	3,735	3,388	11,500	357,690	106
	Underground	450	408	800	24,883	61
1994	Open Pit	10,120	9,181	27,000	839,794	91
	Underground	1,290	1,170	2,950	91,755	78
1995	Landing Cleanup	125	113	100	3,110	27
	Underground	220	200	110	3,421	17

	Open Pit Total	16,230	14,724	47,600	1,480,526	101
	Underground Total	1,960	1,778	3,860	120,059	68
	Grand Total	18,190	16,502	51,460	1,600,585	97

Production from 1992 was shipped to the Horne smelter in Rouyn Noranda, Quebec and the production from 1993 on was shipped to the Asarco smelter at Helena, Montana for processing as a high grade silica flux.

2100E
2200E
2300E
2400E
N
PORTAL
3400N
3300N
3200N
DECLINE
DECLINE
DECLINE
DECLINE
1611 drift,
raises, & stope
1584 level
1589 level
1570 drift
PROPOSED DECLINE
EXTENSION
PROPOSED DECLINE EXTENSION

Almaden Minerals Ltd.

ALMADEN MINERALS LTD.

Siwash Gold Mine

PLAN SHOWING
CURRENT AND PROPOSED
UNDERGROUND DEVELOPMENT

Scale 1: 2,000

April, 2004

Figure 5

10.0 DRILLING

The 2004 program included a total of 10,265 meters of NQ diamond drilling in 44 holes in the Siwash North area to further test the WD, B and Bullion Creek zones. In preparation for the transition to a computer based staking system (MTO), selected claim posts were located with a differential GPS. A road cut to a proposed drill site in the Siwash East area was mapped and sampled over a length of approximately 40 metres. A ground magnetometer survey was carried out over the Siwash East area for a total of 15.8 line kilometres

The 2005 exploration program on the Elk claims consisted of diamond drilling, core logging and sampling. A total of 8,395 meters of NQ diamond drilling in 36 holes was carried out in the Siwash North area to further test the WD, B and Siwash Lake zones. A field camp was built approximately two kilometers south of the mine site to house the crew during the drill program.

Table 4:
Listing of drill holes completed during the 2005 Field Season

Table 2 ELK PROPERTY 2005 DRILL SUMMARY

	DATE	DATE				COLLAR COLLAR		COLLAR
HOLE NO	START	FINISH	ZONE	SECTION		NORTH	EAST	ELEV	DEPTH
SLD05436	29-Sep-05	30-Sep-05	SL	2460	E	2477.06	2460.3	1643.8	117.96
SLD05437	30-Sep-05	01-Oct-05	SL	2260	E	2515.62	2260.6	1675.33	86.87
SLD05438	01-Oct-05	02-Oct-05	SL	2260	E	2487.09	2265.3	1675.94	121.01
SLD05439	02-Oct-05	04-Oct-05	SL	2210	E	2502.38	2215.3	1672.58	68.58
SLD05440	02-Oct-05	06-Oct-05	SL	2210	E	2478.18	2218.7	1671.51	114.91
SND05410	17-Jun-05	20-Jun-05	DpB	2040	E	3207	2039.9	1656.64	241.4
SND05411	20-Jun-05	23-Jun-05	DpB	2040	E	3206.74	2040	1656.56	289.56
SND05412	24-Jun-05	28-Jun-05	DpB	2040	E	3172.08	2039.8	1652.57	334.37
SND05413	28-Jun-05	02-Jul-05	WD	2160	E	3430.14	2162.3	1644.42	294.74
SND05414	02-Jul-05	08-Jul-05	WD	2160	E	3429.33	2164.6	1644.44	228.3
SND05415	08-Jul-05	14-Jul-05	WD	2210	E	3418.97	2209.9	1639.4	302.67
SND05416	15-Jul-05	18-Jul-05	WD	2110	E	3433.14	2109.7	1650.39	179.22
SND05417	18-Jul-05	22-Jul-05	WD	2395	E	3443.9	2397.6	1629.46	288.04
SND05418	22-Jul-05	27-Jul-05	WD	2445	E	3414.77	2445.3	1634.23	322.17
SND05419	28-Jul-05	07-Aug-05	WD	2445	E	3456.42	2445	1636.47	291.69
SND05420	07-Aug-05	09-Aug-05	WD	2495	E	3515.09	2494	1642.47	204.52
SND05421	09-Aug-05	13-Aug-05	WD	2495	E	3476.32	2494.5	1643	270.36
SND05422	13-Aug-05	19-Aug-05	WD	2495	E	3452.49	2494.9	1643.3	309.37
SND05423	19-Aug-05	24-Aug-05	DpB	2140	E	3106.88	2139.8	1642.01	342.9
SND05424	24-Aug-05	29-Aug-05	DpB	2140	E	3106.71	2139.8	1641.99	364.24
SND05425	29-Aug-05	01-Sep-05	WD	2545	E	3541.35	2544.8	1643.47	188.06
SND05426	01-Sep-05	06-Sep-05	WD	2545	E	3403.65	2545	1648.65	330.86
SND05427	06-Sep-05	08-Sep-05	WD	2545	E	3451.85	2544.6	1648.61	299.31
SND05428	08-Sep-05	14-Sep-05	WD	2595	E	3421.12	2594.3	1652.12	289.26
SND05429	15-Sep-05	16-Sep-05	WD	2595	E	3470.82	2594.5	1650.02	227.08
SND05430	16-Sep-05	17-Sep-05	WD	2595	E	3533.06	2594.3	1641.68	151.49
SND05431	18-Sep-05	19-Sep-05	WD	2645	E	3546.9	2645.3	1639.04	150.88
SND05432	19-Sep-05	20-Sep-05	WD	2695	E	3544.37	2695.6	1639.89	153.93
SND05433	21-Sep-05	22-Sep-05	WD	2695	E	3487.58	2695.3	1646.52	224.64
SND05434	22-Sep-05	25-Sep-05	WD	2695	E	3439.34	2694.5	1649.9	262.13
SND05435	25-Sep-05	28-Sep-05	WD	2645	E	3374.78	2643.7	1650.91	320.65
SND05441	06-Oct-05	09-Oct-05	DpB	1990	E	3198.08	1989.9	1656.29	252.07

SND05442	09-Oct-05	12-Oct-05	DpB	1990	E	3197.93	1989.9	1656.22	179.83
SND05443	12-Oct-05	15-Oct-05	WD	2745	E	3448.33	2743.9	1645.37	247.8
SND05444	15-Oct-05	17-Oct-05	WD	2745	E	3495.55	2743.2	1639.96	201.78
SND05445	17-Oct-05	19-Oct-05	WD	2745	E	3552.23	2743.9	1634.05	142.34
								Total:	8394.99

11.0 SAMPLING METHOD AND APPROACH (Jakubowski, 2000)

The drilling and sampling at Siwash has been completed under the supervision of Qualified Person Wojtek Jakubowski since 1987. Sections covering sampling methods and analytical procedures have been taken from Jakubowski, 2000.

Drill sites were leveled and prepared using an excavator or tractor and sumps were dug to contain cuttings. The skid mounted drill was moved between sites using a tractor. Water was pumped to the drill from Bullion Creek, Gold Creek and the open pit.

Upon receipt, the core was washed, footage blocks converted to metres, and the recovery, RQD (rock quality determination), hardness, and degree of breakage were measured. All core was photographed at four boxes to the frame, and selected intervals were photographed at five frames per core box. The geology, geotechnical information, and sample intervals were logged onto hand-held HP200LX palm-top computers, and were later down-loaded onto a desktop computer.

All samples were split and every twentieth sample was quartered for duplicate analysis as part of the quality control process. Samples were shipped to Acme Analytical Laboratories Ltd. in Vancouver, B.C. and assayed or analyzed for gold. Thirty element ICP analysis was also performed on samples containing quartz vein.

Specific gravity measurements using a scale were made on selected mineralized zones. Drill hole orientations were measured at surface with a transit or Brunton compass, and downhole with a Sperry Sun single shot camera (1989-2003) and with an Icefield down hole survey tool (2004-2005). On completion of the hole, the casing was removed and replaced with a section of 2.5 inch diameter PVC pipe. The drill hole collar locations were surveyed relative to pre-established control points using an EDM and theodolite.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY (Jakubowski, 2000)

Drill core samples were shipped to Acme Analytical Laboratories in Vancouver for gold analysis. Sample preparation and analysis methods varied based on material sampled. All samples were split and every twentieth sample was quartered for quality control purposes.

Samples that were expected to have significant gold content were split and half the core was submitted to the lab, in contrast to previous years when the entire core was assayed. Typically, this material consisted of quartz vein with or without wall rock, at least 10 to 1 cm thick with a minimum of 10% sulphide (or traces of visible gold). These samples were crushed in their entirety to -3/16” and coarse pulverized to -1/16”. Two kg of the -1/16” material was split out and pulverized to 99% finer than -150 mesh and sieved on a 150 mesh screen. One Assay Ton

(1 AT) of the -150 mesh fraction was assayed for gold and silver, and was combined with the weighted result of gold and silver fire assays of the entire coarse fraction, to give total gold and silver values. ICP analysis for 35 elements was also carried out on a 0.50 gm sample of -100 mesh material. This technique is referred to as the Sieve and Assay method. Selected high grade intercepts were checked by re-sampling from the reject and assaying for gold by the same method.

Samples which were expected to be of lower grade were comprised of half the core split along its length. This material usually consisted of quartz vein material less than I0 cm thick with less than 10% sulphide, and/or wall rock. At the lab the entire sample was crushed to -3/16”, then 2 kg were split out and coarse pulverized to -1/16”. A 250 gm split was then taken and pulverized to -100 mesh. A one-assay ton (1 AT) sample was fire assayed for gold and silver. Thirty-five element ICP analysis was usually carried out. Higher grade intercepts were re-assayed using the Sieve and Assay method described above.

Samples that were not expected to carry high gold values, typically stringers with varying sulfide in alteration, or material of scientific interest, were split in half prior to shipping. After shipment to the lab the entire sample was crushed to -3/16”, 250 gm of sample split out and pulverized to -100 mesh. A 20 gm sample of the -100 mesh material was analyzed for Au by ICP-MS using acid extraction. Samples that returned higher than expected values were assayed using the next higher confidence sampling procedure. These assays generally returned values lower than the originals. This may be due to the larger sample size reducing the nugget effect.

13.0 DATA VERIFICTION

13.1 Pre 2000

Drilling programs carried out prior to 2000 had limited quality assurance/quality control programs instituted. The primary laboratory was Acme Analytical Laboratories Ltd. (‘Acme’). Prior to 2000 the entire core was shipped to Acme and only check assays were run. At Acme about one out of every 20 samples was re-assayed. In addition a limited amount of check assays were shipped to Chemex for reanalysis.

Four sets of duplicates are available for analysis from this time period. Scatter plots for Geochem Au Analysis versus Fire Assay, Fire assay original versus Fire Assay Duplicate, Fire Assay Au versus Metallic Au and Original Metallic Au versus Duplicate Metallic Au are all shown in Appendix 1. In general the random sampling errors are very high with average precision of 122% for Original Fire Assay versus Duplicate Fire Assay and 103% for Original Metallic Au versus Duplicate Metallic Au. These numbers are to be expected with coarse gold since one sample split could get the “nugget” and the other might not.

Checks for geochem gold versus fire assay show good agreement on higher values with fire assays tending to underestimate gold relative to geochemical procedures for low values. The checks on Fire Assay versus Metallic analysis show a bias with metallic analysis recovering more gold than a fire assay. This is to be expected since a metallic analysis will recover all the gold while a fire assay will just indicate the gold in a small 1 assay ton split.

These comparisons confirm the assay procedure used at Siwash of using geochemical gold for samples expected to carry low levels of gold. Samples with high geochem assays are reanalyzed by fire assay with the fire assay used in the resource calculation. Samples expected to carry higher grades were analyzed using metallic procedures (the Sieve and Assay method described in the previous section).

13.2 2000 – 2005

The program used since 2000 is described by Jakubowski, 2001.

All drill core samples were split in order to leave part of the sample for future check sampling or inspection. Every twentieth sample was duplicated by taking a quarter split and assigning it the next sequential sample number. The results are shown as a Scatter plot in Appendix 1. The results for 153 samples show a wide scatter with a correlation coefficient of 0.8766 and a sampling precision of 334%. This large amount of scatter particularly at the higher grades is often seen with two splits from the same core in a deposit with a high nugget effect.

Blank samples were submitted to the lab at the same frequency as the duplicates. The blanks were taken from unaltered granodiorite core that contained no quartz veining. The purpose of including blanks in the sample stream was to confirm that no contamination occurred in the sampling or analysis procedures. All values are very low (below 0.1 g/t) with a minor spike of 0.416 g/t. The blanks indicate a lack of any contamination.

Figure 6: Blank samples of granodiorite core submitted in 2000-03 drill programs

Acme Analytical Labs provides re-samples as part of their analytical procedure. Three sets of results are available for analysis. Scatter plots for each set are included in Appendix 1.

The first compares geochemical assays from lower grade samples with re-analysis from a second split of the pulverized material. A total of 84 analyses were repeated with a correlation coefficient of 0.9728. A scatter plot shows large random errors particularly for the higher values with an average sampling precision of 150%.

A second set of reruns also on geochemical analysis comes from a second split of the coarse rejects. A total of 82 analyses are plotted on a scatter plot in Appendix 1. The correlation coefficient is lower at 0.8442 which is expected from rejects vs. pulps. Four poorly reproducing high values producing an average sampling precision of 412%. When these four values are removed the correlation coefficient improves to 0.9167 and the sampling precision improves to 205%. The rejects still show more variability than the pulverized samples which is to be expected.

The third, smaller set of checks, come from a second fire assay on both a second split from the pulverized pulps and the coarse rejects. This test showed for pulps no bias and good agreement with a correlation coefficient of 0.9930 and an average sampling precision of 56%. The comparison of rejects on 40 samples showed a correlation coefficient of 0.9877 and a higher sampling precision of 92%.

For the 2003 drill program two prepared standards were obtained from CDN Resource Laboratories, Delta B.C., one with average grade 9.9±0.5 g Au/t and a second higher grade standard at 33.5±1.7 g Au/t. The results are presented on graphs is Appendix 1. For the most part all standards were reproduced within acceptable limits.

A second set of checks were completed in 2003 and maintained in both the 2004 and 2005 programs. About one in 20 assay pulps were sent to Chemex for analysis. These pulps were then re-bagged, given a random new number and sent back to Acme for a ‘blind’ second analysis. The results are shown as a series of scatter plots in Appendix 1. The data set comparing Acme original Au vs Chemex Au on 58 samples showed good agreement (correlation coefficient of 0.9825) . A best fit regression line through the data sits below the equal value line indicating a slight bias on higher grades with Acme overestimating relative to Chemex. The sampling precision between the two labs was 42%. When the pulps were returned to Acme for a re-analysis a total of 63 samples were re-assayed. The correlation coefficient was 0.9449 and the sampling precision was 68%.

The results from the QA/QC test indicate no analytical bias from the laboratories, no contamination and in general large random errors attached to duplicate samples. These large errors are to be expected in this style of mineralization where nugget effects are extreme. These tests explain why the sampling procedure at Siwash has developed over the years with lower precision geochemical ICP analysis for gold at lower levels, fire assay analysis for higher grade mineralization and metallic screen analysis for the samples with highest gold grades. The results of these tests combined with the production history for this property indicate the data base is of sufficient quality to produce a reliable resource estimate.

14.0 ADJACENT PROPERTIES

There are no adjacent properties of interest to this project.

15.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Since 1990 a number of companies have completed preliminary metallurgical test on Siwash samples including:

  1990 – Placer Dome Inc. completed gravity and cyanidation testing
  1992 – Brenda Mines Ltd. carried out gravity, flotation, cyanidation, acid-base accounting and ICP analysis of the tails
  1992 – Bacon & Donaldson carried out gravity, flotation, cyanidation and acid base accounting
  1993 – McGill University completed gravity testing

R.M. Samuels summarized the metallurgical tests in a 1993 report (Samuels, 1993) to Fairfield Minerals as follows:

“The test results showed that the ore is free-milling and the gold is readily amenable to recovery by gravity/flotation or gravity/cyanidation processes. Recoveries in excess of 95% are predicted with recoveries of 99.5% achieved from a composite sample using a gravity/flotation circuit. There are no deleterious elements in sufficient quantity to cause environmental or marketing problems and waste rock products are non-acid generating.

The ore is of medium hardness with a work index of 10.9 kwh/ton. Silver recoveries were 98.8% from gravity/flotation circuits and would be a viable by-product at silver to gold rations of 1:1. Limited test work on tailings showed poor settling rates which may increase the operation costs.”

Samuels recommended treatment of the ore by a gravity/flotation circuit.

16.0 MINERAL RESOURCE ESTIMATE

16.1 Statistics for Resource Estimation

Before compositing the raw assay data was evaluated for gold to determine if capping was required and if so, at what level. A lognormal cumulative frequency plot (see Figure 7), was used to plot the gold grade distribution. The gold distribution was partitioned into multiple overlapping lognormal populations.

Figure 7: Lognormal Cumulative Probability Plot for gold assays - Siwash

A total of 5 overlapping lognormal populations were found with the following parameters.

Table 5:
Summary of overlapping gold populations

Population	Mean Au	Mean Au	Percentage	Number of Samples
	(oz/ton)	(g/t)
1	31.03	1064	0.04	3
2	13.34	457	0.13	8
3	3.94	135	1.20	74
4	0.32	11	17.14	1061
5	0.005	0.17	81.50	5045

A cap at 2 S.D. past the mean of population 3 would set a gold cap at 8.8 oz/ton (302 g/t) and reduce a total of 12 assays. This would minimize the impact on the resource estimation of the two upper populations of erratic gold values. No assays taken in 2004 or 2005 required capping.

16.2 Compositing

For each vein to be estimated true widths of the sampled intervals were determined from core angles and from zone orientations determined by contouring the zone intercepts. From past mining experience a minimum mining width of 0.5 m was established. Average grades were weighted for true width and specific gravity over an interval of 0.50 m or the vein thickness if greater than 0.50 m. Values of 0.001 g/t Au were inserted where assays were not reported and used to dilute the vein out to the minimum mining width.

For each identified vein intersection a true width and length weighted average grade in g Au/t was produced. These two numbers were multiplied to produce a gold accumulation value which was modelled and estimated.

For a bulk mining estimate a set of 1 m composites were produced for gold in the near surface area east of the existing open pit. These composites included assays identified as the main B vein and also all sub-parallel veins and splays. Intervals not sampled between veins were assigned a grade of 0.001 g Au/t.

16.3 Semivariogram Analysis

As explained in the section on Geologic Model (Sec. 7.1) the veins were subdivided into segments based on observed structure. For each segment thickness and gold accumulation were modeled. The estimation process chosen for this vein deposit was to rotate all vein intersections into the plane of the vein so the interpolation can be completed as a two dimensional exercise. The vein intersections are first rotated, if necessary, into the east-west horizontal plane and then rotated ‘up’ in the vertical plane to produce a flat sheet. In this manner, when comparing coordinates, true distances in the plane of the vein are used. A result of this exercise is the coordinates shown on plots and figures are rotated coordinates and do not necessarily compare directly with original drill hole coordinates. In all plots the axes shown are east-west coordinates on the x axis along the strike of the vein and elevation coordinates on the y-axis which are actually true distances down the dip of the vein.

At each drill hole intersection, identified by Almaden geologists as being part of the B East vein, a true thickness and gold accumulation (gold grade x true thickness) were recorded. These values were modelled by semivariograms in various directions within the plane of the vein. Azimuths and dips reported below when discussing the various veins are measured relative to the rotated grids and do not represent true azimuths and dips.

Pairwise relative semivariograms were used to model all variables.

16.31 Siwash North B Vein

The Siwash North B vein system was subdivided into an eastern segment east of the RBF fault, a flat section near surface, west of the RBF fault and a steep section below the flat portion. These three segments were named the B East, B Flat and B Steep respectively (see Figure 3).

Vein intersections within the B East segment were first rotated 30o south to bring them in line with an east-west plane. Intersections were then rotated 20o ‘up’ to produce a flat sheet that would represent the plane of the vein mineralization.

Vein intersections identified as B Flat were rotated 20o ‘up’ to produce a flat sheet that would represent the plane of the vein mineralization. Vein intersections on the B vein west of the RBF fault and below 1605 elevation were labelled B Steep vein and were rotated 60o ‘up’ to produce a flat sheet that would represent the plane of the vein mineralization.

Within this plane of mineralization semivariograms were produced in four primary directions along strike, down dip and the two diagonals. If required more angles within this horizontal sheet were modelled. In all but gold accumulation in the B East zone, anisotropy was demonstrated and models fit to the two principal directions of grade continuity. For the B East au accumulation, an isotropic model was fit. All parameters are summarized below in Table 6.

16.32 WD Vein

The WD vein which is more or less parallel to the B vein and sits about 140 m to the north was also modelled using a two dimensional approach. The vein was interpreted by Almaden on cross sections spaced roughly 25 m apart. On each section a WD or in cases where the WD split into two splays WDa, WDb were identified. For this resource estimate the WD vein was considered a single sheet and in most cases joined with the WDa vein close to surface. On the eastern segment of the WD vein between 2420 E and 2670 E the WDb vein has been intersected below the WD vein in 35 drill holes. While most of these intersections are low grade, holes 257, 298, 299 and 311 have intersections of 10.51, 41.68, 14.15 and 19.44 g Au/t over 0.5 m intervals respectively. There is insufficient data to model the WDb vein at this time but if the WD vein proves to be economic to mine, this splay in this area should certainly be explored in more detail.

On the western part of the vein between 2160 E and 2370 E a lower parallel vein is identified as WD2. While there is insufficient data to model or estimate this splay at present, the WD2 is of interest with three of the four intersections assaying 4.39, 35.09 and 219.96 g Au/t all over .5 m intervals.

With the additional drill hole data from 2004-2005 the main WD vein was identified in 106 drill holes over an area from 2100 E to 2700 E. Vein intersections were rotated 60o ‘up’ to produce a flat sheet that would represent the plane of the vein mineralization. Anisotropy was shown for both thickness and gold accumulation with parameters of the semivariograms summarized in Table 6.

The models fit to the B Flat, B Steep and B East vein in 2004 were not changed with the additional holes in 2004-05. The increased number of WD intersections (67 to 106) in 2004-05 drilling caused slight modifications in the WD model.

Table 6:

Summary of Semivariogram parameters for B veins and WD vein

Vein	Variable	Direction	Nugget	Short	Long	Short	Long
			Effect	Structure	Structure	Range	Range
			Co	C1	C2	a1(m)	a2(m)
B Steep	Thickness	Along Strike Az 270[o]	0.0	0.07	0.06	10	95
		Dip -55[o]
		Along Strike Az 90[o]	0.0	0.07	0.06	10	40
		Dip -35[o]
	Au Accumulation	Along Strike Az 270[o]	0.6	0.30	0.25	10	50
		Dip -45[o]
		Along Strike Az 90[o]	0.06	0.30	0.25	10	35
		Dip -45[o]
B Flat	Thickness	Along Strike Az 90[o]	0.0	0.12	0.07	25	60
		Dip 0[o]
		Down Dip -90[o]	0.0	0.12	0.07	25	50
	Au Accumulation	Along Strike Az 90[o]	0.1	0.10	0.40	15	120
		Dip -45[o]
		Along Strike Az 270[o]	0.1	0.10	0.40	15	60
		Dip -45[o]
B East	Thickness	Along Strike Az 60[o]	0.0	0.15	0.07	25	60
		Dip -45[o]
		Along Strike Az 240[o]	0.0	0.15	0.07	20	60
		Dip -45[o]
	Au Accumulation	Isotropic	0.3	0.50	0.30	30	50
WD	Thickness	Along Strike Az 90[o]	0.0	0.03	0.04	30	150
		Dip -45[o]
		Along Strike Az 270[o]	0.0	0.03	0.04	20	50
		Dip -45[o]
	Au Accumulation	Along Strike Az 90[o]	0.10	0.60	0.40	60	160
		Dip 0[o]
		Down Dip -60[o]	0.10	0.60	0.40	50	80

16.33 Bulk Mining Scenario

For the area near surface east of the existing open pit there is the potential to mine the main B vein and a series of roughly parallel vein splays by open pit methods. Drill holes within this area between coordinates 2250 to 2750 E and above the 1475 m level were re-evaluated with the total interval of vein material recorded. A three dimensional mineralized solid was constructed from cross sections to enclose this vein style mineralization. Within this solid 1 m composites were produced using capped assays for vein material and 0.001 g Au/t for intervals between veins that were not assayed. The area was subdivided into a west and east segment relative to the RBF Fault. Gold grades were modeled directly using pairwise relative semivariograms. Nested spherical models were fit with main directions along strike and down dip. Semivariogram parameters are shown below in Table 7.

Table 7:
Semivariogram parameters for Three Dimensional Kriging

Zone	Variable	Azimuth	Dip	Nugget	Short	Long	Short	Long
				Effect	Structure	Structure	Range (m)	Range (m)
West of Fault	Au	090	0	0.30	0.50	0.20	12	40
		180	-20	0.30	0.50	0.20	12	40
		0	-70	0.30	0.50	0.20	5	10
East of Fault	Au	060	0	0.10	0.30	0.50	12	20
		150	-20	0.10	0.30	0.50	12	25
		330	-70	0.10	0.30	0.50	5	15

16.4 Block Model Estimation

The resource estimation for the Siwash Project was calculated a number of ways. The main B and WD veins were estimated using a two dimensional approach, calculating thickness and grade accumulation. The grade of mining panels is then calculated by dividing the estimated gold accumulation by the estimated thickness. This approach assumes an underground mining technique that could more or less follow the most prominent vein. A second estimate for the bulk mining potential of near surface mineralization east of the existing open pit was completed, using a three dimensional approach, estimating gold grades directly. This methodology assumes all veins would be mined and as a result includes internal dilution that would occur by taking the waste between veins. It is important to note that the three dimensional approach overlaps areas estimated by the two dimensional approach and the results of one must be excluded when summing the results.

16.41 Two Dimensional Estimate

The main B and WD veins were traced from cross sections along their strike length with the main mineralized interval identified in each drill hole. A true thickness was calculated from core angles and from zone orientations determined by contouring the zone intercepts. The weighted average grade of the interval was multiplied by the true width to create a grade accumulation variable. The vein intersections were viewed in two dimensions by rotating first in the horizontal plane and then in the vertical plane to produce a view perpendicular to the vein trace. Distances between vein intersections in this plane are true distances down the dip of the vein. Grids of blocks 10 x 10 m in dimension were superimposed over the long sections of the veins and thickness and gold accumulation were estimated for each block by ordinary kriging. Once kriged, a grade for each block was determined by dividing the gold accumulation by the estimated thickness. For the WD vein blocks 20 x 20 m were used due to the lower density of drill holes.

Blocks were estimated in four passes with search ellipse dimensions related to the ranges of the semivariograms. The first pass used a search ellipse with dimensions equal to ¼ of the range in the two principal directions. A minimum 3 composites was required within the search ellipse to estimate the block. If the minimum number was not found, the ellipse was expanded to ½ the range and the exercise repeated. A third pass used the full range and a fourth pass if required at twice the range was used to fill in missing blocks. In all cases, if more than 8 composites were found, the closest 8 were used. The search parameters for each estimate are shown below in Table 8.

Table 8:
Search parameters for 2 Dimensional Kriging Runs

Vein	Variable	Pass	Number	Direction	Distance	Direction	Distance
			Estimated		(m)		(m)
B Flat	Thickness	1	415	Az 90 Dip 0	15	Dip -90	12.5
		2	81	Az 90 Dip 0	30	Dip -90	25
		3	50	Az 90 Dip 0	60	Dip -90	50
		4	7	Az 90 Dip 0	120	Dip -90	100
	Au Accumulation	1	468	Az 90 Dip 0	30	Dip -90	15
		2	56	Az 90 Dip 0	60	Dip -90	30
		3	29	Az 90 Dip 0	120	Dip -90	60
B Steep	Thickness	1	354	Az 270 Dip -55	24	Az 90 Dip -35	10
		2	329	Az 270 Dip -55	48	Az 90 Dip -35	20
		3	515	Az 270 Dip -55	95	Az 90 Dip -35	40
		4	87	Az 270 Dip -55	200	Az 90 Dip -35	100
	Au Accumulation	1	205	Az 270 Dip -45	8.75	Az 90 Dip -45	12.5
		2	244	Az 270 Dip -45	17.5	Az 90 Dip -45	25
		3	449	Az 270 Dip -45	35	Az 90 Dip -45	50
		4	387	Az 270 Dip -45	200	Az 90 Dip -45	100
B East	Thickness	1	110	Az 90 Dip -45	15	Az 270 Dip -45	15
		2	423	Az 90 Dip -45	30	Az 270 Dip -45	30
		3	378	Az 90 Dip -45	60	Az 270 Dip -45	60
		4	6	Az 90 Dip -45	100	Az 270 Dip -45	100
	Au Accumulation	1	51	Az 90 Dip -45	12.5	Az 270 Dip -45	12.5
		2	347	Az 90 Dip -45	25	Az 270 Dip -45	25
		3	468	Az 90 Dip -45	50	Az 270 Dip -45	50
		4	50	Az 90 Dip -45	100	Az 270 Dip -45	100
WD Vein	Thickness	1	3	Az 90 Dip -45	37.5	Az 270 Dip -45	12.5
		2	305	Az 90 Dip -45	75	Az 270 Dip -45	25
		3	259	Az 90 Dip -45	150	Az 270 Dip -45	50
		4	23	Az 90 Dip -45	300	Az 270 Dip -45	100
	Accumulation	1	45	Az 90 Dip 0	40	Dip -90	20
		2	436	Az 90 Dip 0	80	Dip -90	40
		3	109	Az 90 Dip 0	160	Dip -90	80
		4	5	Az 90 Dip 0	320	Dip -90	160

16.42 Three Dimensional Estimate

A three dimensional solid model was built around drill hole intersections that contained the B vein and the various secondary veins and splays east of the existing open pit and above the 1500 m level. The mineralized zone was interpreted on cross sections at roughly 10 m intervals between the coordinates 2250 and 2750 E. The area was further subdivided based on the RBF fault with material east and west of the fault treated separately. Blocks 10 m E-W, 5 m N-S and 2 m high were superimposed on the three dimensional solid with the proportion of each block inside the solids recorded. The RBF Fault was considered a ‘hard boundary’ with only composites from west of the fault used to estimate blocks west of the fault and composites east of the fault used to estimate blocks located to the east.

A search ellipse was used to determine which composites were used for kriging. The dimensions of the ellipse in three dimensions were determined by the semivariograms for each zone. Pass 1 used distance equal to ¼ the range, pass 2 used distances equal to ½ the range and Pass 3 used distances equal to the full range. In both cases a further pass was made at 2 times the range in order to fill in blocks. In all cases a minimum 3 composites were required to estimate a block. If the required 3 composites were not found the search was expanded. In cases where more than 8 composites were found the closest 8 to the block centre were used.

Table 9 below shows the various search distances and directions for the 4 passes of kriging used in each zone and reports the number of blocks estimated in each pass.

Table 9:

Search parameters for 3 Dimensional Kriging Runs for Gold

Zone	Pass	Number	Direction	Dist.	Direction	Dist.	Direction	Dist.
		Estimated		(m)		(m)		(m)
West of Fault	1	1,630	Az 90 Dip 0	10	Az 0 Dip -70	2.5	Az 180 Dip -20	10
	2	1,200	Az 90 Dip 0	20	Az 0 Dip -70	5	Az 180 Dip -20	20
	3	623	Az 90 Dip 0	40	Az 0 Dip -70	10	Az 180 Dip -20	40
	4	243	Az 90 Dip 0	80	Az 0 Dip -70	20	Az 180 Dip -20	80
East of Fault	1	1,719	Az 60 Dip 0	5	Az 330 Dip -70	3.75	Az 150 Dip -20	6.25
	2	7,500	Az 60 Dip 0	10	Az 330 Dip -70	7.5	Az 150 Dip -20	12.5
	3	11,097	Az 60 Dip 0	20	Az 330 Dip -70	15	Az 150 Dip -20	25
	4	5,150	Az 60 Dip 0	40	Az 330 Dip -70	30	Az 150 Dip -20	50

Figure 8: Showing Bulk Model Blocks west of Fault (red) and east of Fault (green) with topographic surface shown in grey.

16.5 Specific Gravity

Specific gravities were assumed to be 2.75 for sulphide ore, 2.5 for oxide ore, or were calculated from the Fe, Pb, Cu, Zn contents of the samples when these element analyses were available. The specific gravities of 30 mineralized samples were also measured at the exploration site with a scale using weights in air and water. A comparison of the measured specific gravities with the calculated is shown as Figure 9. There is good agreement (correlation coefficient of 0.661) and no bias indicated with samples scattering on either side of the equal value line.

Each intersection in the 2D approach and each one metre composite in the 3D approach had an assigned specific gravity. Inverse distance squared was used to interpolate specific gravity into each block in both models.

Figure 9: Comparison of Measured specific gravity to calculated

16.6 Block Tonnage Calculations

Within the 2D models the tonnage for each block was determined by multiplying the area of the 10 x 10 m block by the estimated thickness to obtain a volume in cubic metres and then by the estimated specific gravity to obtain the tonnage in tonnes. For the WD vein the area of a 20 x 20 m block was used to obtain the volume.

Within the 3D model the volume of the 10 x 5 x 2 m block was multiplied by the proportion of the block within the solid and finally by the specific gravity to obtain the tonnage in tonnes. Portions of blocks above topography (see Figure 8) were not considered.

16.7 Classification 16.71 Introduction

Based on the study herein reported, delineated mineralization of the Siwash Project is classified as a resource according to the following definition from National Instrument 43-101:

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum.”

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

The terms Measured, Indicated and Inferred are defined in 43-101 as follows:

“A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

16.72 Results for the Two Dimensional Estimate

The geologic continuity at Siwash is excellent with the main B and WD veins clearly identified in all drill holes and at predicted locations in almost all cases. The geologic continuity for the minor veins and vein splays is not as consistent with some veins pinching and disappearing from section to section.

For the 2D estimate of the B Vein grade continuity was established using the ranges of the semivariogram in the principal directions. Blocks estimated during the first pass with ranges equal to ¼ of the semivariogram ranges were considered measured. Blocks estimated during Pass 2 using ½ the ranges were considered indicated. All other blocks estimated were classed as inferred.

The remaining material in the vicinity of the open pit has been estimated as B Flat Vein with blocks removed to account for underground mining in the 1611 stope. The material below the open pit and B Flat vein, where the vein dip steepens, is referred as the B Steep vein. The B vein east of the RBF Fault is referred to as the B East Vein. The resource present in these three areas has been summarized below in Table 10 at a 7 g Au/t cutoff which might equate to an economic underground cutoff. Complete grade-tonnage tables are shown for each Classification level in Appendix 3.

The longitudinal sections for the B Flat vein, B Steep Vein, B East Vein and WD Vein are shown below as Figures 10 to 13. Blocks are colour coded by gold grade and are presented only to show the overall distribution of grade. At the scale required to fit these figures to a report format it is not possible to show individual block grades clearly.

For both the B flat and B Steep veins composites were allowed to influence blocks on the opposite side of the break as this divide between flat and steep was based on dip angle and not mineralization.

The WD vein at this time has not been drilled to the same density as the B Vein with drill fences located at roughly 25 m intervals. As a result the classification was more conservative with blocks estimated during Pass 1 at ¼ of the range considered Indicated. All other blocks are classed inferred at this time.

Figure 10: B Flat Vein Longitudinal Section showing mined out open pit, estimated blocks colour coded by gold grade and composites used to estimate the blocks

1800
1900
2000
2100
2200
2300
2400
2500
1600
1500
1400
1300
1200
B VEIN STEEP
LEGEND
KRIGED BLOCK AU GRADES
Au > 0.0 < 5.0 g/t
Au >= 5.0 < 10.0 g/t
Au >= 10.0 < 17.0 g/t
Au >= 17.0 < 25.0 g/t
Au >= 25.0 g/t
Sample Composite Used in Estimate

Figure 11: B Steep Vein Longitudinal Section showing estimated blocks colour coded by gold grade and composites used to estimate the blocks

B EAST VEIN
LEGEND
KRIGED BLOCK AU GRADES
Au > 0.0 < 5.0 g/t
Au >= 5.0 < 10.0 g/t
Au >= 10.0 < 17.0 g/t
Au >= 17.0 < 25.0 g/t
Au >= 25.0 g/t
Sample Composite Used in Estimate
0
100
200
300
400
500
600
1300
1400
1500
1600

Figure 12: B East Vein Longitudinal Section showing estimated blocks colour coded by gold grade and composites used to estimate the blocks

WD VEIN
LEGEND
KRIGED BLOCK AU GRADES
Au > 0.0 < 5.0 g/t
Au >= 5.0 < 10.0 g/t
Au >= 10.0 < 17.0 g/t
Au >= 17.0 < 25.0 g/t
Au >= 25.0 g/t
2004-05 Drill Holes
Pre 2004 Drill Holes
2000
2100
2200
2300
2400
2500
2600
2700
2800
2900
1600
1500
1400
1300
1200

Figure 13: WD Vein Longitudinal Section showing estimated blocks colour coded by gold grade and composites used to estimate the blocks

Table 10:
Resource calculated by 2D methods for B and WD Veins

		Measured plus Indicated				Inferred
Area	Au Cutoff	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(g/t)		Au (g/t)	Ounces Au		Au (g/t)	Ounces Au
B Flat Vein (excluding	7.0	20,700	19.41	12,900	500	7.74	100
Mined areas)
B Steep Vein	7.0	88,000	38.72	109,500	119,000	16.23	62,100
B East Vein	7.0	39,000	20.38	25,600	27,000	13.89	12,100
WD Vein	7.0	137,000	21.77	95,900	46,000	11.05	16,300

16.73 Results for the Three Dimensional Estimate

The geologic continuity of the mineralized zone that included the B vein and various splays numbered Ba, Bb, Bc etc. was excellent over the entire strike length. Individually each splay might pinch or swell within the zone but the zone in total was very continuous. Classification of individual kriged blocks was based on a measure of the grade continuity, namely the semivariograms. Blocks estimated during pass one with search ellipse limited to ¼ the semivariogram range, were classed measured. Those estimated during pass 2 at ½ the range were classed as indicated. All others were classed as inferred.

The results are presented as grade-tonnage tables in Appendix 4 and summarized at a series of possible open pit cutoffs below in Table for all blocks above the 1470 level.

Table 11:
Resource Calculated by 3D Methods for B veins in near surface area (above 1470 Level)

	MEASURED			INDICATED
Au		Grade>Cutoff			Grade>Cutoff
Cutoff	Tonnes> Cutoff			Tonnes> Cutoff
(g/t)	(tonnes)	Au (g/t)	Contained Ozs.	(tonnes)	Au (g/t)	Contained Ozs.
0.50	264,000	4.410	37,400	645,000	3.105	64,400
1.00	195,000	5.730	35,900	435,000	4.250	59,400
2.00	134,000	7.674	33,100	242,000	6.535	50,800
3.00	99,000	9.514	30,300	150,000	9.038	43,600
4.00	78,000	11.104	27,800	108,000	11.176	38,800
5.00	67,000	12.178	26,200	85,000	13.010	35,600

	MEASURED PLUS INDICATED			INFERRED
Au		Grade>Cutoff			Grade>Cutoff
Cutoff	Tonnes> Cutoff			Tonnes> Cutoff
(g/t)	(tonnes)	Au (g/t)	Contained Ozs.	(tonnes)	Au (g/t)	Contained Ozs.
0.50	909,000	3.484	101,800	1,240,000	2.732	108,900
1.00	630,000	4.707	95,300	908,000	3.459	101,000
2.00	376,000	6.941	83,900	485,000	5.233	81,600
3.00	249,000	9.228	73,900	287,000	7.208	66,500
4.00	186,000	11.146	66,700	191,000	9.131	56,100
5.00	152,000	12.642	61,800	160,000	10.041	51,700

Again it must be noted that the tonnage reported using the 3D estimate includes a significant proportion of the B Flat, B Steep and B East veins above the 1470 level, reported in section 10.2 and cannot be totalled with the 2D estimates. The areas estimated in the 3 dimensional block model can be removed and the grades and tonnage recast for the two dimensional estimates as shown in Table 12.

Table 12:
Resource calculated by 2D methods for B and WD Veins with areas estimated in the Bulk Tonnage model removed.

		Measured			Indicated
Area	Au Cutoff	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(g/t)		Au (g/t)	Ounces Au		Au (g/t)	Ounces Au
B Flat Vein (excluding	7.0	12,000	34.57	13,300	7,000	13.77	3,100
Mined areas)
B Steep Vein	7.0	17,000	37.34	20,400	34,000	47.51	51,900
B East Vein	7.0	1,000	12.46	400	8,000	18.13	4,700
WD Vein					137,000	21.77	95,900
		Measured plus Indicated			Inferred
Area	Au Cutoff	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(g/t)		Au (g/t)	Ounces Au		Au (g/t)	Ounces Au
B Flat Vein (excluding	7.0	19,000	26.70	16,300	500	7.74	100
Mined areas)
B Steep Vein	7.0	51,000	44.14	72,400	114,000	16.21	59,400
B East Vein	7.0	9,000	17.69	5,100	26,000	13.88	11,600
WD Vein					46,000	11.05	16,300

17.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data at this time.

18.0 INTERPRETATION AND CONCLUSIONS

Based on additional diamond drilling on the Elk Property completed in 2004-05 the resource present was re-estimated using geostatistical procedures. A resource was calculated for the Siwash North B vein by subdividing the vein into three segments based on vein structure. A flat near surface portion west of the RBF Fault (B Flat), a steeper dipping portion below the B Flat (B Steep) and a third segment east of the RBF Fault (B East). A two dimensional thickness-grade accumulation procedure was used to estimate the resource. A resource was also calculated for the WD vein that lies some 140 m to the north of the Siwash North B vein.

The Siwash North B vein when it crosses from granodiorite to quartz monzonite tends to split up with less continuous parallel splays produced. The tonnages and resource presented above in the two dimensional approach ignored the parallel splays. The WD vein has a similar situation with several parallel smaller splays ignored for this estimate. To allow for the possibility of open pit mining the Siwash North B vein east of the existing pit, the splays were combined with the main B vein and internal waste between them assigned a grade of 0.001 g Au/t. A three dimensional solid was produced to encompass all the mineralization and a three dimensional block model was estimated. It must be noted that the tonnage and volume contained within this model would include significant parts of the B Flat, B Steep and the B East vein (above the 1470 level) resource estimated in the 2D approach above.

The results for the various veins segments and bulk tonnage volume are compared to the 2004 Resource estimate and are shown below at a 7.0 g Au/t cutoff for potential underground extraction and a 1 g Au/t cutoff for potential open pit extraction. The drill program in 2004-05 has increased the total tonnage of measured plus indicated from 668,300 tonnes to 845,100 tonnes (+176,800 tonnes or 26%) and increased the associated contained ounces of gold from 207,600 ozs to 285,100 ozs (+77,500 ozs or 37%). The inferred resource has suffered a corresponding drop from 1,317,200 tonnes to 1,094,500 tonnes (-222,700 tonnes or 17%) while the contained ounces have dropped from 207,800 ozs to 188,400 (-19,400 ozs or 9%).

Table 13:
Resource calculated by 2D methods for B and WD Veins and Bulk tonnage Compared to 2004 Estimates

		Measured plus Indicated			Inferred
Area	Au Cutoff	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(g/t)		Au (g/t)	Ounces Au		Au (g/t)	Ounces Au
May 2004 Resource Estimate
B Flat Vein (excluding	7.0	19,100	26.70	16,400	500	7.74	100
Mined areas)
B Steep Vein	7.0	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7.0	2,800	19.43	1,700	25,800	14.96	12,400
WD Vein	7.0	42,600	29.82	40,800	98,700	14.69	46,600
Bulk Open Pit Target	1.0	564,100	4.36	79,100	1,138,900	3.13	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800
March 2006 Resource Estimate
B Flat Vein (excluding
Mined areas)	7.0	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7.0	51,000	44.14	72,400	114,000	16.21	59,400
B East Vein	7.0	9,000	17.69	5,100	26,000	13.88	11,600
WD Vein	7.0	137,000	21.77	95,900	46,000	11.05	16,300
Bulk Open Pit Target	1.0	630,000	4.71	95,300	908,000	3.46	101,000
Total		846,100	10.48	285,100	1,094,500	5.36	188,400

19.0 RECOMMENDATIONS

Based on the results of this study, additional drilling is warranted on the Elk Property. Diamond drilling is recommended in the following areas: - to test the deep westerly extension of the Siwash North B vein (see Figure 11) - to test the easterly extension of a shoot within the East B vein (see Figure 12) - and to test the WD vein at depth.

The resource calculated by 3 dimensional methods should be passed to a mining engineer for open pit optimization to determine the economics involved.

Proposed Elk Property 2006 Program Cost Summary

The proposed program for 2006 would include the folowing:

Seven 100m condemnation drill holes in the areas of the proposed tailings pond and mill site Two 140m drill holes in the Bullion Crk area (300m) 18 holes into the B and Deep B areas (5000m) Six 100m drill holes in the Siwash East area (600m) Trench Elusive Crk 300m Twenty 5m sonic drill holes in the Siwash East area Install data logger to measure flow rates on Siwash Crk downstream from Elkhart crk Optimize open pit and underground plans Review option for dewatering mine to west and east Prospect and Stream sed ElkNW area Soil sample ElkNW area - 3900 samples

DIAMOND DRILLING				Rate $	Total
Mob Demob					$2,000
Drill Site Prep		25	hr@	$110.00	$2,750
Diamond Drill Holes		6600	m@	$82.00	$541,200
Downhole and Surface Survey Equip		4	mo@	$2,000	$8,000	$553,950

SONIC DRILLING				Rate $	Total
Mob Demob					$2,400
Drill Site Prep		5	hr@	$110.00	$550
Sonic Drill Holes		100	m@	$165.00	$16,500	$19,450

ELUSIVE TRENCHING				Rate $	Total
Mob Demob					$2,400
Excavator, Compressor		80	hr@	$130.00	$10,400	$12,800

SAMPLE ASSAY AND ANALYSIS				Rate $	Total
Drill Core Au,Ag Metallics 500gm(6)		50	smp@	$22.40	$1,120
Drill Core Au, Ag FA1AT(8)		600	smp@	$13.20	$7,920
Drill Core 35 el ICP(1DX)		700	smp@	$8.93	$6,251
Drill Core Au 15gm (3A)		50	smp@	$7.23	$362
Drill Sample Prep		800	smp@	$4.46	$3,568
Sonic Drill samples		100	smp@	$8.93	$893
Soil Samples 35el ICP sieve and analyze		3900	smp@	$11.50	$44,850	$64,964

PERSONNEL				Rate $	Total
Geologist - Supervisor June Sept		120	days@	$320.00	$38,400
Geologist - Core logger	June - Sept	120	days@	$250.00	$30,000
Geologist - Core logger	June - Sept	120	days@	$220.00	$26,400
Camp Construction EAB		6	days@	$320.00	$1,920
Soil Sampler June-Aug		90	days@	$200.00	$18,000
Soil Sampler June-Aug		90	days@	$200.00	$18,000
Surveyor		6	days@	$300.00	$1,800
Cook June-Sept		120	days@	$250.00	$30,000	$164,520

GENERAL EXPENSES				Rate $	Total
Equipment and supplies					$3,000
Road Maintenance					$2,000

Accomodation	20	days@	$62.00	$1,240
Food	672	days@	$19.50	$13,104
Truck rental	150	days@	$60.00	$9,000
Fuel				$2,000
Freight				$1,000
Reclamation				$5,000
Office supplies and printing				$1,200
Recording fees				$5,000
Telephone and postage				$1,500
Travel				$1,500		$45,544
				Contingency
				10	%:	$86,123
				TOTAL:		$947,350

20.0 BIBLIOGRAPHY

(2004) – Minfile 092HNE096 Database Geologic Survey Branch Ministry of Energy & Mines.

EMPR Assessment Reports: 4525, 16644, 18511, 19489, 19835, 21443, and 22368

Geiger A. (2000) – ‘A Fluid Inclusion Study and Geostatistical Analyses of Vein Mineralization in the Siwash North Study Area, South-Central British Columbia’; Bachelor of Applied Science Thesis, University of British Columbia

Giroux, G.H. (2004) – ‘2004 Update of Resource, Siwash Project Elk Property for Almaden Minerals Ltd.”, 43-101 Compliant Report posted to SEDAR

Jakubowski, W., (1989) – ‘Geochemical and Trenching Report on the Elk property, South Area, Similkameen Mining Division, British Columbia’; Assessment Report 19489 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd.

Jakubowski, W., (1989) – ‘Geological Geochemical, Geophysical and Prospecting Report on the Elk property, Similkameen Mining Division, British Columbia’; Assessment Report by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd.

Jakubowski, W., (1989) – ‘Geological Geochemical and Trenching Report on the Elk property, Similkameen Mining Division, British Columbia’; Assessment Report 18511 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd.

Jakubowski, W., (1991) – ‘Drilling and Trenching Report on the Elk property, South Area, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment Report 21443 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. and Placer Dome Inc.

Jakubowski, W., (1992) –‘Elk property, Siwash North Gold Deposit, 1992 Reserve Calculations’; Cordilleran Engineering Ltd. Internal Report for Fairfield Minerals Ltd.

Jakubowski, W., (1992) – ‘Drilling and Trenching Report on the Elk property, South Area, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment Report 22368 by Cordilleran Engineering Ltd. for Fairfield Minerals Ltd. and Placer Dome Inc.

Jakubowski, W., (1993) – ‘Reverse Circulation Drilling Report on the Elk property, Similkameen Mining Division, British Columbia’; Assessment Report by Cordilleran Engineering Ltd.

Jakubowski, W., (1995) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’, Assessment Report for Fairfield Minerals Ltd.

Jakubowski, W., (1996) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’, Assessment Report for Fairfield Minerals Ltd.

Jakubowski, W., Conroy, P., (1996) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment Report 24374 for Fairfield Minerals Ltd.

Jakubowski, W., (1999) – ‘Geochemical Report, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’, Assessment Report for Fairfield Minerals Ltd.

Jakubowski, W., (2000) – ‘Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment Report 26416 for Fairfield Minerals Ltd.

Jakubowski, W., (2002) – ‘2002 Diamond Drilling Report Siwash Gold Mine Area, Elk property, Similkameen Mining Division, Siwash Lake Area, British Columbia’; Assessment Report 27150 for Almaden Minerals Ltd. and Wheaton River Minerals Ltd.

King, H.L. (2001) – ‘Geological Report on Elk Property Similkameen Mining Division British Columbia’; A private Report for Fairfield Minerals Ltd., August 31, 2001, 107 p.

Lewis, P. (2000) – ‘Structural Analysis of the Siwash Mine and Exploration Implications for the Elk Property, Similkameen Mining Division, British Columbia’; A private report.

McCormack, J. (1995) – ‘Summary of Ore Reserves and Project Economics for the Siwash Gold Mine’; Private Report for Fairfield Minerals Ltd.

Park, C.F. and R.A. MacDiarmid (1964) – ‘Ore Deposits’; W. H. Freeman and Company Publishers, 1964, 475 pages

Roscoe, W., (1995) – ‘Reserve Estimates and Economic Review of the Siwash Gold Mine, Southern British Columbia’; Private Report by Roscoe Postle Associates Inc. for Fairfield Minerals Ltd.

Samuels, R.M., (1993) ‘Compilation of Metallurgical Results, Siwash North Gold Deposit’; Private Report for Fairfield Minerals Ltd.

21.0 DATE AND SIGNATURE PAGE

Respectfully submitted

"G . H. Giroux"

G. H. Giroux, P.Eng. MASc
Giroux Consultants Ltd.

March 15, 2007

Respectfully submitted

"W . J. Jakubowski"

W. J. Jakubowski, P.Geo., B.Sc
March 15, 2007

22.0 CERTIFICATES

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1)	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2)	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4)	I have practised my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of base and precious metal deposits including many narrow vein deposits similar to those explored for at Siwash.

5)	I have read the definition of Aqualified person@ set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

6)	This report titled 2006 Update of Resource Siwash Project and dated April 6, 2006 and amended March 15, 2007 (“Technical Report”) is based on a study of the data and literature available on the Siwash Project. I am responsible for Sections 1-2 and 13-19 of the Technical Report, completed in Vancouver during 2006. A site visit to examine drill core and outcrops was completed on October 28, 2003.

7)	I have previously worked on this property and completed a 43-101 compliant resource report on May 28, 2004.

8)	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this15th day of March, 2007

“G. H. Giroux”

G. H. Giroux, P.Eng., MASc.

I, W.J. Jakubowski, of #303 639 West 14th Ave., Vancouver, British Columbia, do hereby certify that:

1)	I am a professional geoscientist and employee of Almaden Minerals Ltd. with an office at #1103 - 750 West Pender Street, Vancouver, British Columbia.

2)	I am a graduate of McGill University with a B.Sc. in Geological Sciences.

3)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia, license# 19563.

4)	I have practised my profession continuously since 1981. I have supervised all the exploration programs on the Elk property since 1987 and was closely involved with the underground and open pit bulk sampling and test mining programs between 1992 and 1995.

5)	I have read the definition of a qualified person as set out in National Instrument 43-101 and certify that by reason of education, experience and affiliation with a professional association, I meet the requirements of a Qualified Person as defined in National Instrument 43-101.

6)	This report titled 2006 Update of Resource Siwash Project and dated April 6, 2006 and amended March 15, 2007 (“Technical Report”) is based on a study of the data and literature available on the Siwash Project. I am responsible for Sections 3-12 and 18-19 of the Technical report. I provided the data that was used to calculate the resource as described in this report.

7)	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

8)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9)	Between June 5th, 2006 and November 9th, 2006, I spent 129 days on-site at the Elk property.

10)	Applying the tests of section 1.4 of National Instrument 43-101, I am not independent of the issuer.

Dated this15th day of March, 2007

“W. J. Jakubowski”

W. J. Jakubowski, P.Geo., B.Sc.

G. H. Groux, P.Eng.MASc.
1215 - 675 West Hastings Street
Vancouver,BC, V6B lN2 T
elephone: (604) 684-0899
Email: gclmail@telusnet

CONSENT of AUTHOR

TO: British Columbia SecuritiesCommission-Alberta SecuritiesCommissionand TSX VentureExchange

I, G. H. Giroux, P.Eng.,MASc., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "2006 Update of Resource Siwash Project, Elk Property"and dated April 6, 2006, as amended March 15, 2007 (the "Technical Report"), andto the written disclosure of the Technical Reportandof extracts from or a summary of the Technical Report in the written disclosure in the press release of Almaden Minerals Ltd. filed May 4,2 006.

I also certify that I have read the written disclosure filed and I do not have any reason to believe that there are any in the information derived from the Technical Report or that the written disclosure in the news release of Almaden Minerals Ltd. contains any misrepresentation of the information contained in the Technical Report.

W. J. Jakubowski
#1103 750 West Pender St.
Vancouver, B.C., V6C 2T8
Tel: 604 689-7644
Email: wjj@almadenminerals.com

CONSENT OF AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission and TSX Venture Exchange

Dated this 16th Day of March, 2007

Signature of Qualified Person

APPENDIX 1
SCATTER PLOTS AND GRAPHS FOR QA/QC STUDY

Legend for Scatter Plots

Dependent Variable

                         N = n (nn,nnn)

High val.
Mean	St. Dev.	Corr. Coef.
Low val.		St. Dev.
	Low val.	Mean	High Val.
Independent variable

Where n = actual count of variables nn = the count if filtering was not in effect nnn = the count if sub setting was not in effect

Scatter Plots showing Au Geochem Analysis (AUMIBK) along y axis with Au Fire Assay (AUFA) along x axis (Lower plot has one outlier removed) 2000-2005

Binary Diagram
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.20
0.40
0.60
0.80
06/04/05
10:37:02
AU FIRE ASSAY VS GEOCHEM
AUGEOOPT, arith., *10**0
N = 50 (50,50)
1.833
0.2918 0.3040 0.6751
5.900E-2 0.1969
2.000E-2 0.2396 0.8710
Regression=RMA AUFAOPT, arith., *10**0
slope: 1.544 (0.1611)
y-int: -7.809E-2 (5.187E-2)
dispersion: (0.2920)

Binary Diagram
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.20
0.40
0.60
0.80
06/04/05
10:47:22
AU FIRE ASSAY VS GEOCHEM
AUGEOOPT, arith., *10**0
N = 49 (49,50)
0.7500
0.2603 0.2094 0.8160
5.900E-2 0.1959
2.000E-2 0.2347 0.8710
Regression=RMA AUFAOPT, arith., *10**0
slope: 1.069 (8.826E-2)
y-int: 9.447E-3 (2.754E-2)
dispersion: (0.1739)

Scatter Plot for 82 Acme Reruns for gold on Rejects. Lower plot shows same data set with four high outliers removed.

Binary Diagram
3.00
2.00
1.00
0.50
1.00
1.50
2.00
06/04/05
11:15:24
ACME RERUNS (REE) AU PPB
AUREE, arith., *10**4
N = 82 (82,82)
3.926E+4
1276.0 4858.0 0.8442
0.6000 4114.0
0.2000 1165.0 2.323E+4
Regression=RMA AUORIG, arith., *10**4
slope: 1.181 (6.990E-2)
y-int: -99.45 (310.4)
dispersion: (3554.0)

Binary Diagram
3.00
2.00
1.00
0.50
1.00
1.50
2.00
06/04/05
11:20:37
ACME RERUNS (REE) AU PPB
AUREE, arith., *10**4
N = 78 (78,82)
6642.0
403.3 1058.0 0.9167
0.6000 921.0
0.2000 387.5 5121.0
Regression=RMA AUORIG, arith., *10**4
slope: 1.149 (5.197E-2)
y-int: -41.80 (52.88)
dispersion: (572.5)

## 2003-05 CDN STANDARDS

Standard 9.9 +/- .5 g/t
12.00
11.00
10.00
9.00
8.00
Au (g/t)
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57
Sample

Standard 33.5+/- 1.7 g/t
50.00
45.00
40.00
35.00
30.00
25.00
Au (g/t)
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
Sample

APPENDIX 2
GRADE TONNAGE TABLES FOR VEINS 2D ESTIMATES

GRADE-TONNAGE FOR SIWASH B FLAT VEIN OUTSIDE PIT BLOCKS CONSIDERED MEASURED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.0	13,500	22.41	0.63	9,700
8.0	12,400	23.74	0.63	9,500
9.0	11,400	25.10	0.63	9,200
10.0	10,200	26.98	0.61	8,800
11.0	9,100	29.00	0.58	8,500
12.0	7,600	32.27	0.58	7,900
13.0	7,200	33.53	0.58	7,800
14.0	6,700	34.90	0.57	7,500
15.0	6,300	36.24	0.57	7,300
18.0	4,800	42.54	0.57	6,600

GRADE-TONNAGE FOR SIWASH B FLAT VEIN OUTSIDE PIT BLOCKS CONSIDERED INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.0	7,200	13.77	0.57	3,200
8.0	6,600	14.37	0.57	3,000
9.0	5,300	15.75	0.56	2,700
10.0	4,700	16.57	0.56	2,500
11.0	3,800	18.01	0.53	2,200
12.0	3,500	18.53	0.54	2,100
13.0	2,900	19.69	0.54	1,800
14.0	2,500	20.82	0.53	1,700
15.0	2,100	21.97	0.55	1,500
18.0	1,500	24.53	0.53	1,200

GRADE-TONNAGE FOR SIWASH B FLAT VEIN OUTSIDE PIT BLOCKS CONSIDERED INFERRED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.0	500	7.74	1.03	100
8.0	300	8.21	1.03	100

GRADE-TONNAGE FOR SIWASH B FLAT VEIN OUTSIDE PIT BLOCKS CONSIDERED MEASURED PLUS INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.0	20,700	19.41	0.61	12,900
8.0	19,000	20.49	0.61	12,500
9.0	16,700	22.11	0.61	11,900
10.0	14,900	23.68	0.60	11,300
11.0	12,900	25.73	0.57	10,700
12.0	11,200	27.92	0.56	10,100
13.0	10,100	29.50	0.57	9,600
14.0	9,200	31.07	0.56	9,200
15.0	8,400	32.65	0.56	8,800
18.0	6,200	38.31	0.56	7,600

GRADE-TONNAGE TABLE FOR SIWASH B STEEP VEIN BLOCKS CONSIDERED MEASURED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	42,000	35.74	0.57	48,300
8.00	40,000	37.62	0.57	48,400
9.00	39,000	38.04	0.57	47,700
10.00	37,000	39.71	0.57	47,200
11.00	36,000	40.66	0.57	47,100
12.00	35,000	41.75	0.57	47,000
13.00	33,000	42.75	0.57	45,400
14.00	32,000	43.64	0.57	44,900
15.00	32,000	44.18	0.57	45,500
16.00	31,000	45.41	0.56	45,300
17.00	30,000	45.95	0.56	44,300
18.00	29,000	46.71	0.56	43,600

GRADE-TONNAGE TABLE FOR SIWASH B STEEP VEIN BLOCKS CONSIDERED INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	46,000	41.50	0.63	61,400
8.00	44,000	42.45	0.62	60,100
9.00	44,000	42.79	0.62	60,500
10.00	43,000	43.75	0.62	60,500
11.00	41,000	45.33	0.61	59,800
12.00	39,000	46.95	0.61	58,900
13.00	37,000	48.72	0.60	58,000
14.00	36,000	49.46	0.60	57,200
15.00	35,000	50.73	0.60	57,100
16.00	33,000	52.43	0.60	55,600
17.00	32,000	54.19	0.60	55,800
18.00	31,000	54.71	0.60	54,500

GRADE-TONNAGE TABLE FOR SIWASH B STEEP VEIN BLOCKS CONSIDERED INFERRED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	119,000	16.23	0.96	62,100
8.00	108,000	17.13	0.93	59,500
9.00	95,000	18.30	0.90	55,900
10.00	79,000	20.04	0.83	50,900
11.00	71,000	21.12	0.81	48,200
12.00	65,000	22.01	0.79	46,000
13.00	56,000	23.60	0.76	42,500
14.00	51,000	24.50	0.73	40,200
15.00	45,000	25.88	0.71	37,400
16.00	43,000	26.33	0.70	36,400
17.00	40,000	27.14	0.69	34,900
18.00	37,000	28.04	0.69	33,400

GRADE-TONNAGE TABLE FOR SIWASH B STEEP VEIN BLOCKS CONSIDERED MEASURED PLUS INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	88,000	38.72	0.60	109,500
8.00	84,000	40.17	0.60	108,500
9.00	83,000	40.55	0.60	108,200
10.00	80,000	41.87	0.59	107,700
11.00	77,000	43.14	0.59	106,800
12.00	73,000	44.50	0.59	104,400
13.00	70,000	45.89	0.59	103,300
14.00	69,000	46.71	0.59	103,600
15.00	67,000	47.60	0.59	102,500
16.00	64,000	49.07	0.58	101,000
17.00	62,000	50.19	0.58	100,000
18.00	61,000	50.86	0.58	99,700

GRADE-TONNAGE TABLE FOR SIWASH B EAST VEIN BLOCKS CONSIDERED MEASURED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	12,000	22.94	0.66	8,900
8.00	12,000	23.92	0.66	9,200
9.00	11,000	24.80	0.66	8,800
10.00	10,000	26.20	0.66	8,400
11.00	9,000	28.53	0.65	8,300
12.00	8,000	29.96	0.63	7,700
13.00	8,000	30.81	0.63	7,900
14.00	7,000	31.61	0.63	7,100
15.00	7,000	33.32	0.63	7,500
16.00	6,000	35.37	0.64	6,800
17.00	5,000	37.16	0.64	6,000
18.00	5,000	38.45	0.64	6,200

GRADE-TONNAGE TABLE FOR SIWASH B EAST VEIN BLOCKS CONSIDERED INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	26,000	19.18	0.66	16,000
8.00	24,000	20.00	0.66	15,400
9.00	23,000	20.83	0.66	15,400
10.00	21,000	21.65	0.67	14,600
11.00	19,000	22.68	0.67	13,900
12.00	18,000	23.45	0.67	13,600
13.00	16,000	24.82	0.66	12,800
14.00	15,000	25.43	0.67	12,300
15.00	14,000	26.58	0.67	12,000
16.00	13,000	27.68	0.66	11,600
17.00	12,000	28.62	0.66	11,000
18.00	11,000	29.13	0.66	10,300

GRADE-TONNAGE TABLE FOR SIWASH B EAST VEIN BLOCKS CONSIDERED INFERRED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	27,000	13.89	0.79	12,100
8.00	23,000	15.01	0.79	11,100
9.00	19,000	16.28	0.78	9,900
10.00	18,000	16.76	0.78	9,700
11.00	15,000	17.68	0.78	8,500
12.00	15,000	18.03	0.78	8,700
13.00	13,000	18.91	0.78	7,900
14.00	12,000	19.20	0.78	7,400
15.00	10,000	19.96	0.77	6,400
16.00	8,000	21.01	0.77	5,400
17.00	7,000	22.08	0.77	5,000
18.00	5,000	23.42	0.77	3,800

GRADE-TONNAGE TABLE FOR SIWASH B EAST VEIN BLOCKS CONSIDERED MEASURED PLUS INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	39,000	20.38	0.66	25,600
8.00	36,000	21.26	0.66	24,600
9.00	34,000	22.11	0.66	24,200
10.00	31,000	23.10	0.66	23,000
11.00	28,000	24.49	0.66	22,000
12.00	26,000	25.44	0.66	21,300
13.00	24,000	26.74	0.65	20,600
14.00	23,000	27.42	0.66	20,300
15.00	21,000	28.76	0.66	19,400
16.00	19,000	30.14	0.65	18,400
17.00	17,000	31.34	0.65	17,100
18.00	16,000	32.07	0.65	16,500

GRADE-TONNAGE TABLE FOR SIWASH WD VEIN BLOCKS CONSIDERED INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	137,000	21.77	0.61	95,900
8.00	128,000	22.76	0.61	93,700
9.00	116,000	24.21	0.61	90,300
10.00	108,000	25.21	0.62	87,500
11.00	98,000	26.80	0.61	84,400
12.00	92,000	27.81	0.61	82,300
13.00	85,000	29.04	0.62	79,400
14.00	80,000	30.00	0.62	77,200
15.00	75,000	31.03	0.62	74,800
16.00	71,000	31.97	0.62	73,000
17.00	64,000	33.59	0.63	69,100
18.00	60,000	34.75	0.63	67,000

GRADE-TONNAGE TABLE FOR SIWASH WD VEIN BLOCKS CONSIDERED INFERRED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Av.Th. (m)	Contained Ozs.
7.00	46,000	11.05	0.58	16,300
8.00	39,000	11.65	0.59	14,600
9.00	32,000	12.33	0.59	12,700
10.00	27,000	12.76	0.58	11,100
11.00	20,000	13.54	0.58	8,700
12.00	13,000	14.64	0.55	6,100
13.00	12,000	15.02	0.55	5,800
14.00	7,000	16.17	0.56	3,600
15.00	4,000	17.64	0.57	2,300
16.00	3,000	18.54	0.59	1,800
17.00	2,000	19.06	0.60	1,200
18.00	2,000	19.06	0.60	1,200

APPENDIX 3
GRADE TONNAGE TABLES FOR 3D ESTIMATE

GRADE-T0NNAGE FOR BULK TONNAGE AREA BLOCKS CLASSED MEASURED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Contained Ozs.
0.50	264,000	4.410	37,400
0.60	242,000	4.767	37,100
0.70	227,000	5.038	36,800
0.80	215,000	5.263	36,400
0.90	207,000	5.437	36,200
1.00	195,000	5.730	35,900
1.20	179,000	6.124	35,200
1.40	166,000	6.522	34,800
1.60	154,000	6.910	34,200
1.80	144,000	7.281	33,700
2.00	134,000	7.674	33,100
2.50	113,000	8.648	31,400
3.00	99,000	9.514	30,300
3.50	89,000	10.233	29,300
4.00	78,000	11.104	27,800
4.50	73,000	11.612	27,300
5.00	67,000	12.178	26,200
5.50	62,000	12.762	25,400
6.00	57,000	13.401	24,600
7.00	48,000	14.626	22,600
8.00	41,000	15.982	21,100
9.00	35,000	17.203	19,400
10.00	31,000	18.093	18,000
11.00	26,000	19.727	16,500

GRADE-T0NNAGE FOR BULK TONNAGE AREA BLOCKS CLASSED INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Contained Ozs.
0.50	645,000	3.105	64,400
0.60	595,000	3.317	63,500
0.70	547,000	3.553	62,500
0.80	504,000	3.790	61,400
0.90	465,000	4.040	60,400
1.00	435,000	4.250	59,400
1.20	373,000	4.771	57,200
1.40	325,000	5.292	55,300
1.60	291,000	5.729	53,600
1.80	263,000	6.158	52,100
2.00	242,000	6.535	50,800
2.50	189,000	7.730	47,000
3.00	150,000	9.038	43,600
3.50	129,000	9.959	41,300
4.00	108,000	11.176	38,800
4.50	94,000	12.212	36,900
5.00	85,000	13.010	35,600
5.50	78,000	13.659	34,300
6.00	72,000	14.372	33,300
7.00	61,000	15.809	31,000
8.00	51,000	17.520	28,700
9.00	44,000	18.889	26,700
10.00	39,000	20.188	25,300
11.00	33,000	21.704	23,000

GRADE-T0NNAGE FOR BULK TONNAGE AREA BLOCKS CONSIDERED INFERRED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Contained Ozs.
0.50	1,240,000	2.732	108,900
0.60	1,154,000	2.895	107,400
0.70	1,099,000	3.007	106,200
0.80	1,051,000	3.110	105,100
0.90	980,000	3.273	103,100
1.00	908,000	3.459	101,000
1.20	782,000	3.837	96,500
1.40	705,000	4.114	93,200
1.60	588,000	4.634	87,600
1.80	541,000	4.894	85,100
2.00	485,000	5.233	81,600
2.50	354,000	6.360	72,400
3.00	287,000	7.208	66,500
3.50	215,000	8.529	59,000
4.00	191,000	9.131	56,100
4.50	174,000	9.612	53,800
5.00	160,000	10.041	51,700
5.50	138,000	10.795	47,900
6.00	127,000	11.253	45,900
7.00	97,000	12.688	39,600
8.00	84,000	13.527	36,500
9.00	70,000	14.437	32,500
10.00	54,000	15.926	27,600
11.00	45,000	17.150	24,800

     GRADE-T0NNAGE FOR BULK TONNAGE AREA BLOCKS CONSIDERED MEASURED PLUS INDICATED

Au Cutoff	Tonnes> Cutoff	Grade>Cutoff
(g/t)	(tonnes)	Au (g/t)	Contained Ozs.
0.50	909,000	3.484	101,800
0.60	837,000	3.736	100,500
0.70	774,000	3.989	99,300
0.80	720,000	4.231	97,900
0.90	672,000	4.471	96,600
1.00	630,000	4.707	95,300
1.20	553,000	5.210	92,600
1.40	490,000	5.707	89,900
1.60	445,000	6.137	87,800
1.80	407,000	6.555	85,800
2.00	376,000	6.941	83,900
2.50	303,000	8.074	78,700
3.00	249,000	9.228	73,900
3.50	218,000	10.070	70,600
4.00	186,000	11.146	66,700
4.50	167,000	11.950	64,200
5.00	152,000	12.642	61,800
5.50	140,000	13.263	59,700
6.00	129,000	13.944	57,800
7.00	109,000	15.287	53,600
8.00	91,000	16.836	49,300
9.00	79,000	18.142	46,100
10.00	70,000	19.250	43,300
11.00	59,000	20.843	39,500